Filed Pursuant to Rule 424(b)(3)

Registration No. 333-249649

PROSPECTUS

Up to 88,642,440 Shares of Common Stock

This prospectus relates to the offer and sale from time to time by the selling securityholders named in this prospectus (the “Selling Securityholders”) of up to 88,642,440 shares of Common Stock. We will not receive any proceeds from the sale of shares of Common Stock by the Selling Securityholders pursuant to this prospectus. Our registration of the securities covered by this prospectus does not mean that the Selling Securityholders will offer or sell any of the shares of Common Stock. The Selling Securityholders may offer, sell or distribute all or a portion of their shares of Common Stock publicly or through private transactions at prevailing market prices or at negotiated prices. We provide more information about how the Selling Securityholders may sell the shares in the section entitled “Plan of Distribution.”

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and are subject to reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Our Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “HYLN”. On January 4, 2022, the closing price of our Common Stock was $6.11.

See the section entitled “Risk Factors” beginning on page 3 of this prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 5, 2022.

You should rely only on the information provided in this prospectus, as well as the information incorporated by reference into this prospectus and any applicable prospectus supplement. Neither we nor the Selling Securityholders have authorized anyone to provide you with different information. Neither we nor the Selling Securityholders are making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date of the applicable document. Since the date of this prospectus and the documents incorporated by reference into this prospectus, our business, financial condition, results of operations and prospects may have changed.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, the Selling Securityholders may, from time to time, sell the securities offered by them described in this prospectus. We will not receive any proceeds from the sale by such Selling Securityholders of the securities offered by them described in this prospectus. To the extent permitted by law, we may also authorize one or more prospectus supplements or free writing prospectuses that may contain material information relating to these offerings. Such prospectus supplement or free writing prospectus may also add, update or change information contained in this prospectus with respect to that offering. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement or free writing prospectus, you should rely on the prospectus supplement or free writing prospectus, as applicable. Before purchasing any securities, you should carefully read both this prospectus and the applicable prospectus supplement (and any applicable free writing prospectuses), together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation by Reference.”

Neither we nor the Selling Securityholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the Selling Securityholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the Selling Securityholders will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus and the applicable prospectus supplement to this prospectus is accurate only as of the date on its respective cover, that the information appearing in any applicable free writing prospectus is accurate only as of the date of that free writing prospectus, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless the context indicates otherwise, references in this prospectus to the “Company,” “Hyliion,” “we,” “us,” “our” and similar terms refer to Hyliion Holdings Corp. (f/k/a Tortoise Acquisition Corp.) and its consolidated subsidiaries (including Hyliion Inc.). References to “TortoiseCorp” refer to our predecessor company prior to the consummation of the Business Combination (as defined herein).

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement delivered with this prospectus and the documents we incorporate by reference may contain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact, included or incorporated by reference in this prospectus or any prospectus supplement hereto are forward-looking statements, including, but not limited to, our strategy, prospects, plans, objectives, future operations, future revenue and earnings, projected margins and expenses, markets for our services, potential acquisitions or strategic alliances, financial position, and liquidity and anticipated cash needs and availability. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would,” variations of such words and similar expressions or the negatives thereof are intended to identify forward-looking statements. However, not all forward-looking statements contain these identifying words. These forward-looking statements represent our management’s expectations as of the date of the respective filing and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that results and events could differ materially and adversely from those contained in the forward-looking statements due to a number of risks and uncertainties including, but not limited to, the following:

●	our ability to disrupt the powertrain market, our focus in 2021 and beyond;

●	the effects of our dynamic and proprietary solutions on commercial truck customers;

●	the ability to accelerate the commercialization of the Hypertruck ERX (as defined below);

●	our ability to meet 2021 and future product milestones;

●	the impact of COVID-19 on long-term objectives;

●	the ability of our solutions to reduce carbon intensity and greenhouse gas emissions;

●	and the other risks and uncertainties described under the heading “Risk Factors” in our other SEC filings including any prospectus supplement delivered with this prospectus and in our Annual Reports on Form 10-K (See Item 1A. Risk Factors).

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by the forward-looking statements. Readers are urged not to place undue reliance on forward-looking statements, which speak only as of the date of this prospectus or as of the date of any prospectus supplement or the documents we incorporate by reference. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws. Readers are urged to carefully review and consider the various disclosures made throughout the entirety of this prospectus, any prospectus supplement delivered with this prospectus and the documents we incorporate by reference.

iii

SUMMARY

The following is only a summary. Because it is a summary, it may not contain all of the information that may be important to you. Investing in our securities involves risks. We urge you to read the entire prospectus, including information set forth under the heading “Risk Factors” and our financial statements and other information included herein or incorporated by reference from our other filings with the SEC.

The Company

We design, develop and sell electrified powertrain solutions that can be installed on Class 8 trucks from most major commercial vehicle original equipment manufacturers. Our mission is to be the leading provider of electrified powertrain solutions for the commercial vehicle industry. Our goal is to reduce the carbon intensity and the greenhouse gas (“GHG”) emissions of the transportation sector by providing electrified powertrain solutions for Class 8 commercial vehicles at the lowest total cost of ownership (“TCO”). Our solutions utilize our proprietary battery systems, control software and data analytics, combined with fully integrated electric motors and power electronics, to produce electrified powertrain systems that either augment, in the case of our hybrid electric powertrain system, or fully replace, in the case of the Hypertruck Electric Range Extender (“Hypertruck ERX”) system, a natural gas fueled engine powering the battery that improves their performance. By reducing both GHG emissions and TCO, our environmentally conscious solutions support our customers’ pursuit of their sustainability and financial objectives.

Corporate Information

We were originally known as Tortoise Acquisition Corp. (“TortoiseCorp”). TortoiseCorp was incorporated in the State of Delaware in November 2018 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving TortoiseCorp and one or more businesses. TortoiseCorp completed its IPO in March 2019. On October 1, 2020, TortoiseCorp consummated a business combination pursuant to that certain Business Combination Agreement, dated June 18, 2020 (the “Business Combination Agreement”), by and among the TortoiseCorp, SHLL Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of TortoiseCorp (“Merger Sub”), and Hyliion Inc., a Delaware corporation (“Legacy Hyliion”). Pursuant to the terms of the Business Combination Agreement, Merger Sub was merged with and into Legacy Hyliion, with Legacy Hyliion surviving as the surviving company and as a wholly owned subsidiary of TortoiseCorp (the “Merger” and, collectively with the other transactions described in the Business Combination Agreement, the “Business Combination”). On October 1, 2020, and in connection with the closing of the Business Combination (the “Closing”), TortoiseCorp changed its name to Hyliion Holdings Corp. In connection with the Business Combination, a number of investors purchased from the Company an aggregate of 30,750,000 shares of Common Stock, for a purchase price of $10.00 per share and an aggregate purchase price of $307.5 million pursuant to separate subscription agreements entered into effective June 18, 2020 (the “PIPE”). The PIPE investment closed simultaneously with the consummation of the Business Combination.

Our principal executive offices are located at 1202 BMC Drive, Suite 100, Cedar Park, Texas 78613. Our telephone number is (833) 495-4466. Our website address is www.hyliion.com. Information contained on our website or connected thereto does not constitute part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

THE OFFERING

Issuer	Hyliion Holdings Corp. (f/k/a Tortoise Acquisition Corp.).

Shares of Common Stock Offered by the Selling Securityholders	88,642,440 shares of Common Stock.

Use of Proceeds	We will not receive any proceeds from the sale of shares of Common Stock by the Selling Securityholders.

Market for Common Stock	Our Common Stock is currently traded on the NYSE under the symbol “HLYN”.

Risk Factors	Investing in our Common Stock involves a high degree of risk. See “Risk Factors” and other information included in this prospectus and in the documents incorporated by reference for a discussion of factors you should consider before investing in our securities.

RISK FACTORS

Investment in any securities offered pursuant to this prospectus and any applicable prospectus supplement involves risks. You should carefully consider the risk factors incorporated by reference to our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, and all other information contained in or incorporated by reference into this prospectus, as updated by our subsequent filings under the Exchange Act, and the risk factors and other information contained in any applicable prospectus supplement and any applicable free writing prospectus before acquiring any of such securities. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may become material and adversely affect our business. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities.

USE OF PROCEEDS

All of the Common Stock offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective accounts. We will not receive any of the proceeds from these sales.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined financial information does not include an unaudited pro forma condensed combined balance sheet as of December 31, 2020 as the Business Combination was consummated on October 1, 2020 and is reflected in our historical audited consolidated balance sheet as of December 31, 2020, included elsewhere in this prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020, derived from the historical statement of operations of the Company for the year ended December 31, 2020 and the historical statement of operations of TortoiseCorp for the nine months ended September 30, 2020, gives effect to the Business Combination as if it had occurred on January 1, 2020.

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” using the assumptions set forth in the notes to the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information has been adjusted to depict the accounting for the transaction (“Transaction Accounting Adjustments”), which reflect the application of the accounting required by generally accepted accounting principles in the United States (“GAAP”), linking the effects of the Business Combination to the Company’s historical consolidated financial statements. The Company has elected not to present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is for illustrative and informational purposes only and is not necessarily indicative of the operating results that would have occurred if the Business Combination had been completed as of the dates set forth above, nor is it indicative of the future consolidated results of operations of the Company. Further, pro forma adjustments represent management’s best estimates based on information available as of the date of this prospectus and are subject to change as additional information becomes available.

The unaudited pro forma condensed combined financial information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in our Annual Report on Form 10-K/A and “Certain Relationships and Related Party Transactions” included in our Definitive Proxy Statement on Schedule 14A incorporated by reference herein, and the historical audited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT
OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2020
(in thousands, except share and per share data)

	Year Ended December 31, 2020 Hyliion	Nine Months Ended September 30, 2020 TortoiseCorp	Transaction Accounting Adjustment	Notes	Pro Forma Hyliion

Research and development expenses	$(12,598)	$–	$–		$(12,598)
Selling, general and administrative expenses	(9,585)	(5,473)	–		(15,058)
Operating profit	(22,183)	(5,473)	–		(27,656)
Interest and financing costs
Interest expense	(5,459)	–	5,449	a)	(10)
Change in fair value of convertible notes payable derivative liabilities	(1,358)	–	1,358	a)	–
Change in fair value of warrant liabilities	363,299	–	–		363,299
Loss on extinguishment of debt	(10,170)	–	–		(10,170)
Other income	(12)	–	–		(12)
Investment income from investments held in Trust Account	–	886	(886)	b)	–
Total interest and financing	346,300	886	5,921		353,107
Income (loss) before income taxes	324,117	(4,587)	5,921		325,451
Income tax expense	–	(162)	162	c)	–
Net income (loss)	$324,117	$(4,749)	$6,083		$325,451

Income per share, basic	$3.11				$2.01
Loss per share, diluted	$(0.35)				$(0.22)

Weighted average share outstanding, basic	104,324,059		57,298,780	d)	161,622,839
Weighted average share outstanding, diluted	112,570,960		57,298,784	d)	169,869,744

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Description of the Transaction & Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” and present the pro forma results of operations of the Company based upon the historical financial information after giving effect to the Business Combination set forth in the notes to the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the consolidated company may achieve as a result of the Business Combination.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020, derived from the historical statement of operations of the Company for the year ended December 31, 2020 and historical statement of operations of TortoiseCorp for the nine months ended September 31, 2020, gives effect to the Business Combination as if it had occurred on January 1, 2020.

Business Combination

On the October 1, 2020, TortoiseCorp entered into the Business Combination with each of the shareholders of Legacy Hyliion. Pursuant to the Business Combination, TortoiseCorp acquired all of the issued and outstanding shares of common stock from the Legacy Hyliion shareholders. In connection with the Closing, Tortoise Corp. changed its name to Hyliion Holdings Corp.

The Business Combination was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, TortoiseCorp was treated as the acquired company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Legacy Hyliion issuing stock for the net assets of TortoiseCorp, accompanied by a recapitalization. The net assets of TortoiseCorp were stated at historical cost, with no goodwill or other intangible assets recorded.

2. Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

Transaction Accounting Adjustments include the following adjustments related to the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020, as follows:

a)	Represents pro forma adjustment to eliminate interest expense and change in fair value of convertible notes payable derivative liabilities related to the debt converted into common stock in the Business Combination.

b)	Represents pro forma adjustment to eliminate investment income related to the investment held in the Trust Account.

c)	We have incurred income tax expense primarily related to investment income held in the Trust Account. We are eliminating this income tax expense because this income tax expense will not be incurred if the Merger was consummated on January 1, 2020.

d)	Represents the increase in the weighted average shares outstanding due to the issuance of common stock (and redemptions) in connection with the Business Combination.

3. Income (Loss) per Share

Represents the net income (loss) per share calculated using the historical weighted average shares outstanding, the dilutive effect of stock options, warrants and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2020. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented. Basic and diluted earnings per share are the same for each class of common stock because they are entitled to the same liquidation and dividend rights.

Weighted average shares calculation, basic and diluted	Year Ended December 31, 2020
TortoiseCorp shares	29,126,147
Shares issued in Business Combination	100,000,000
Private placements and Forward Purchase Agreement shares	32,500,000
Redemptions	(3,308)
Weighted average shares outstanding, basic	161,622,839
Add: stock options	6,326,479
Add: warrants	1,920,426
Weighted average shares outstanding, diluted	169,869,744

Net Loss per Share, Diluted – Calculation	Year Ended December 31, 2020
(in thousands, except for share and per share amounts)
Pro forma net income	$325,451
Less: Change in fair value of warrant liabilities	(363,299)
Net loss for loss per share purposes	$(37,848)

Weighted average shares outstanding, diluted	169,869,744
Net loss per share, diluted	$(0.22)

The Company’s stock options and warrants were not included in the computation of net loss per share, because the effect would have been anti-dilutive.

PRINCIPAL SECURITYHOLDERS

The following table sets forth information known to us regarding the beneficial ownership of the Common Stock as of December 28, 2021 by:

●	each person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of the Common Stock;

●	each current named executive officer and director of the Company; and

●	all current executive officers and directors of the Company, as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options that are currently exercisable or exercisable within 60 days.

The beneficial ownership percentages set forth in the table below are based on approximately 173,313,427 shares of Common Stock issued and outstanding as of November 4, 2021.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned Common Stock.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Outstanding Common Stock %
Directors and Named Executive Officers:
Thomas Healy(1)	33,372,856	19.3%
Greg Van de Vere(2)	1,038,629	*
Patrick Sexton(3)(4)	286,888	*
Andrew H. Card, Jr.(3)	5,000	*
Elaine L. Chao(5)	—	—
Vincent T. Cubbage(3)	930,018	*
Mary E. Gustanski(5)	—	—
Howard Jenkins(3)	5,147,000	3.0%
Edward Olkkola(3)(6)	2,342,913	1.4%
Stephen Pang(3)	63,574	*
Robert M. Knight, Jr.(3)	10,000	*
Directors and Executive Officers as a Group (13 Individuals)(7)	42,212,683	24.4%

Five Percent Holders:
Colle Capital Partners I, L.P.(8)	9,548,288	5.5%

*	Less than one percent.
(1)	On October 1, 2020, in connection with the Closing, subject to certain exceptions, Mr. Healy agreed not to transfer more than 10% of the number of shares of Common Stock held by him immediately after the effective time of the Merger, or issuable upon the exercise of options to purchase shares of Common Stock held by him immediately after the effective time of the Merger until October 1, 2022. For additional discussion of Mr. Healy’s lock-up restrictions, see our Definitive Proxy Statement on Schedule 14A incorporated by reference herein.
(2)	Mr. Van de Vere resigned and retired as our Chief Financial Officer effective as of January 15, 2021. Based on information provided to us by the holder as of June 30, 2021.
(3)	Excludes a grant of restricted stock units (“RSU Award”) pursuant to the Company's 2020 Equity Incentive Plan, which will not begin vesting until March 2022 and thereafter.
(4)	Includes 68,309 shares of Common Stock issuable upon the exercise of options.
(5)	Excludes a grant of RSU Awards pursuant to the Company's 2020 Equity Incentive Plan, which will not begin vesting until October 2022 and thereafter.
(6)	Consists of (a) 821,610 shares of Common Stock and 1,348,643 shares of Common Stock issuable upon the exercise of options, each owned by Mr. Olkkola and (b) 172,660 shares of Common Stock held by Mr. Olkkola’s wife, over which she has sole voting and investment power. Mr. Olkkola disclaims beneficial interest in the shares of Common Stock of Hyliion Holdings Corp. held by his wife.
(7)	The amounts disclosed represent shares of Common Stock beneficially owned by current directors and executive officers of the Company. In addition to the amounts disclosed with respect to the other current directors and executive officers of the Company, includes 8,521 total shares of Common Stock held by three executive officers and 45,913 fully vested RSU Awards held by two executive officers. Excludes a grant of RSU Award pursuant to the Company's 2020 Equity Incentive Plan, which will not begin vesting until March 2022 and thereafter.
(8)	Based on a Schedule 13G/A filed with the SEC on March 2, 2021 and information received from Victoria Grace as of June 24, 2021, consists of 9,548,288 shares of Common Stock of Hyliion Holdings Corp. owned by Colle Capital Partners I, L.P., Colle HLN Associates LLC and Colle Logistics Associates LLC, which may be deemed to be beneficially owned by Victoria Grace. Ms. Grace serves as the sole manager of both Colle HLN Associates LLC and Colle Logistics Associates LLC. Ms. Grace serves as the sole manager of Colle Partners GP LLC, which serves as the sole general partner of Colle Capital Partners I, L.P. Ms. Grace disclaims beneficial interest in the shares of Common Stock of Hyliion Holdings Corp. held by Colle Capital Partners I, L.P., Colle HLN Associates LLC and Colle Logistics Associates LLC, except to the extent of her pecuniary interest therein. The business address of each of the persons named in this paragraph is 55 Hudson Yards, Floor 44, New York, NY 10001.

SELLING SECURITYHOLDERS

The Selling Securityholders acquired shares of our Common Stock from us in private offerings pursuant to exemptions from registration under Section 4(a)(2) of the Securities Act in connection with a private placement concurrent with the IPO and in connection with the Business Combination. Pursuant to (i) the Amended and Restated Registration Rights Agreement entered into on October 1, 2020, with Tortoise Sponsor LLC, TortoiseEcofin Borrower LLC and certain stockholders (the “A&R Registration Rights Agreement”), (ii) the separate subscription agreements (each, a “Subscription Agreement”) entered into effective as of June 18, 2020, pursuant to which a number of purchasers purchased from the Company an aggregate of 30,750,000 shares of Common Stock for a purchase price of $10.00 per share and an aggregate purchase price of $307,500,000 and (iii) the Amended and Restated Forward Purchase Agreement, dated February 6, 2019, as amended by the First Amendment to Amended and Restated Forward Purchase Agreement, dated June 18, 2020 (as amended, the “Forward Purchase Agreement”), we agreed to file a registration statement with the SEC for the purposes of registering for resale, among other things (a) the Private Warrants (and the shares of Common Stock that may be issued upon exercise of the Private Warrants), (b) the shares of our Common Stock issued to the Selling Securityholders pursuant to the Subscription Agreements, Business Combination Agreement and the Forward Purchase Agreement and (c) Public Warrants held by certain affiliates of TortoiseCorp. As of December 31, 2020, all outstanding Warrants were either exercised by the holder or redeemed by the Company.

The table below has been prepared based upon information furnished to us by the Selling Stockholders. Information concerning the Selling Stockholders may change from time to time and, if necessary, we will amend or supplement this prospectus accordingly and as required. The applicable percentage ownership of Common Stock is based on approximately 173,313,427 shares of Common Stock outstanding as of November 4, 2021. Information with respect to shares of Common Stock owned beneficially after the offering assumes the sale of all of the shares of Common Stock offered and no other purchases or sales of our Common Stock. The Selling Securityholders may offer and sell some, all or none of their shares of Common Stock.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the Selling Securityholders have sole voting and investment power with respect to all shares of Common Stock that they beneficially own, subject to applicable community property laws. Except as otherwise described below, based on the information provided to us by the Selling Securityholders, no Selling Securityholder is a broker-dealer or an affiliate of a broker-dealer.

	Shares of Common Stock Beneficially Owned Prior to	Number of Shares of Common Stock Being	Shares of Common Stock Beneficially Owned After the Offered Shares of Common Stock are Sold
Name of Selling Securityholder	Offering	Offered(1)	Number	Percent
1248 Holdings, LLC(2)	1,112,500	1,112,500	—	—
Alexander H. Jenkins(3)(4)	6,982,697	450,000	—	—
Andrew J. Orekar(5)	40,000	40,000	—	—
Atlas Point Energy Infrastructure Fund, LLC(6)	371,250	371,250	—	—
Axioma Ventures, LLC(4)	6,532,697	6,532,697	—	—
Bradley J. Hilsabeck(7)	50,000	50,000	—	—
Colle Capital Partners I, L.P.(8)	1,249,300	1,249,300	—	—
Colle HLN Associates LLC(8)	4,279,467	4,279,467	—	—
Colle Logistics Associates LLC(8)	4,019,521	4,019,521	—	—
CRA Fund II LLC(9)	5,181,161	5,181,161	—	—
Dana Limited(10)	2,988,229	2,988,229	—	—
Darrell D. Brock, Jr.(11)(12)	547,871	547,871	—	—
David Douglas(13)	433,763	433,763	—	—
DougCap, LLC(14)	1,000,793	1,000,793	—	—
Edward Olkkola(15)	2,342,913	421,610	1,921,303	1.1%
Edward Russell(12)	289,180	173,145	116,035	*
Evan Zimmer(12)	133,836	132,336	1,500	*
Falcon Partners LTD(16)	17,722	17,722	—	—
FJ Management Inc.(17)	7,278,499	7,278,499	—	—
Frank M. Semple(18)	40,000	40,000	—	—
Gary P. Henson(7)	30,150	10,000	20,150	*
Greg Van de Vere	1,038,629	22,149	1,016,480	*
H. Kevin Birzer(7)	25,000	10,000	15,000	*
Handelsbanken Fonder AB, 556418-8851, on behalf of the fund Handelsbanken Hallbar Energi(19)	3,527,783	900,000	2,627,783	1.5%
Howard M. Jenkins(20)	5,147,000	5,147,000	—	—
Jeanne Olkkola(21)	994,270	166,560	406,100	*
MCHC, LLC(2)	150,000	150,000	—	—
New Era Capital Partners, L.P.(22)	6,262,857	6,262,857	—	—
Sensata Technologies, Inc.	218,758	218,758	—	—
Sidney L. Tassin(23)	40,000	40,000	—	—
Stephen Pang(12)(24)	63,574	63,574	—	—
Steven C. Schnitzer(12)(25)	545,371	545,371	—	—
Texas Mutual Insurance Company(26)	32,992	32,992	—	—
Thomas Healy(27)	33,372,856	33,372,856	—	—
Tortoise Direct Opportunities Fund II, LP(28)	119,000	119,000	—	—
TortoiseEcofin Borrower LLC(29)	3,795,085	2,666,665	1,128,420	*
Vincent T. Cubbage(12)(30)	930,018	930,018	—	—
Other Stockholders(31)	1,666,387	1,664,776	1,611	*

*	Less than one percent.
(1)	The amounts set forth in this column are the number of shares of Common Stock that may be offered by each Selling Securityholder using this prospectus. These amounts do not represent any other shares of our Common Stock that the Selling Securityholder may own beneficially or otherwise.

(2)	Martin C. Bicknell is deemed to have power to vote or dispose of the Registrable Securities (as defined in the A&R Registration Rights Agreement). Based on information provided to us by the Selling Securityholder, the Selling Securityholder may be deemed to be an affiliate of a broker-dealer. Based on such information, the Selling Securityholder acquired the shares being registered hereunder in the ordinary course of business, and at the time of the acquisition of the shares, the Selling Securityholder did not have any agreements or understandings with any person to distribute such shares.
(3)	Based on a Schedule 13D/A filed with the SEC on December 6, 2021, consists of (a) 450,000 shares of Common Stock owned by Mr. Jenkins and (b) 6,532,697 shares of Common Stock held by Axioma Ventures, of which Mr. Jenkins is a manager. See footnote 4 for more information about the shares of Common Stock held by Axioma Ventures, LLC (“Axioma Ventures”).
(4)	Based on a Schedule 13D/A filed with the SEC on December 6, 2021. The sole member of Axioma Ventures is Axioma Holdings, LLC (“Axioma Holdings”) and the managers of Axioma Ventures are Alexander H. Jenkins and Kiran Lingam. The sole manager of Axioma Holdings is Axioma Management, LLC (“Axioma Management”). Alexander H. Jenkins and Kiran Lingam are managers of Axioma Management. Each of Axioma Holdings, Axioma Management, Alexander H. Jenkins and Kiran Lingam therefore may be deemed to share voting and dispositive power with respect to the shares of Common Stock held of record by Axioma Ventures.
(5)	Andrew J. Orekar served as a director of TortoiseCorp prior to the Closing of the Business Combination.
(6)	Paul McPheeters is deemed to have power to vote or dispose of the Registrable Securities.
(7)	TortoiseEcofin Parent Holdco LLC (f/k/a Tortoise Parent Holdco LLC) is the sole member of TortoiseEcofin Borrower LLC (“Tortoise Borrower”), and TortoiseEcofin Investments, LLC is the sole member of TortoiseEcofin Parent Holdco LLC. TortoiseEcofin Investments, LLC (f/k/a/ Tortoise Investments LLC) is controlled by a board of directors, which consists of Jeffrey Lovell, Robert M. Belke, Brad Armstrong, H. Kevin Birzer, Gary P. Henson and Brad Hilsabeck. Accordingly, each member of the board of directors of TortoiseEcofin Investments, LLC, may be deemed to have or share beneficial ownership of the Common Stock held directly by Tortoise Borrower. In addition, Tortoise Sponsor, the sponsor of TortoiseCorp and the owner, since the date of IPO of TortoiseCorp and through the Closing of the Business Combination, of certain securities of the Company, was an affiliate of TortoiseEcofin Investments LLC and Tortoise Borrower. Tortoise Sponsor was dissolved on October 2, 2020, and the shares of Common Stock of the Company held by Tortoise Sponsor were, upon such dissolution, distributed to the members thereof.
(8)	Victoria Grace serves as the sole manager of both Colle HLN Associates LLC and Colle Logistics Associates LLC. Ms. Grace serves as the sole manager of Colle Partners GP LLC, which serves as the sole general partner of Colle Capital Partners I, L.P. Victoria Grace beneficially owns the shares of Common Stock held by Colle HLN Associates LLC, Colle Logistics Associates LLC and Colle Capital Partners I, L.P. Ms. Grace disclaims beneficial interest in the shares of Common Stock of Hyliion Holdings Corp. held by Colle Capital Partners I, L.P., Colle HLN Associates LLC and Colle Logistics Associates LLC, except to the extent of her pecuniary interest therein. Victoria Grace was also a director of Legacy Hyliion prior to the Closing of the Business Combination.

(9)	Gideon Argov beneficially owns greater than 5% of the Selling Securityholder’s interest in the Company and served as a director of Legacy Hyliion prior to the Closing of the Business Combination.
(10)	Jonathan Mark Collins, Timothy Robert Kraus and John Frederick Geddes are deemed to have power to vote or dispose of the Registrable Securities.
(11)	Darrell D. Brock, Jr. was the Vice President, Business Development of TortoiseCorp from the completion of its IPO to the date of the Closing of the Business Combination.
(12)	Each of Darrell D. Brock, Jr., Edward Russell, Evan Zimmer, Vincent T. Cubbage, Steven Schnitzer and Stephen Pang was also a member (i.e., equity owner) of Tortoise Sponsor LLC (“Tortoise Sponsor”), the sponsor of Tortoise Acquisition Corp. (“TortoiseCorp”), which owned shares of Common Stock and dissolved on October 2, 2020, and is employed by an affiliate of Tortoise Borrower, which owns shares of Common Stock of the Company. Tortoise Borrower was the managing member of Tortoise Sponsor, the sponsor of TortoiseCorp. Each of Darrell D. Brock, Jr., Edward Russell, Evan Zimmer, Vincent T. Cubbage, Steven Schnitzer and Stephen Pang has or had no voting or dispositive power over the securities of the Company owned of record or beneficially by Tortoise Sponsor or Tortoise Borrower.
(13)	David Douglas was a director of Legacy Hyliion prior to the Closing of the Business Combination.
(14)	Steven D. Douglas, who was a director of Legacy Hyliion prior to the Closing of the Business Combination, is deemed to have power to vote or dispose of the Registrable Securities.
(15)	Consists of (a) 821,610 shares of Common Stock and 1,348,643 shares of Common Stock issuable upon the exercise of options within 60 days, each owned by Mr. Olkkola and (b) 172,660 shares of Common Stock held by Mr. Olkkola’s wife, over which she has sole voting and investment power. Mr. Olkkola disclaims beneficial interest in the shares of Common Stock of Hyliion Holdings Corp. held by his wife. Mr. Olkkola is a current member of the board of directors of the Company.
(16)	Lamar Mathews, President of the General Partnership, and David Douglas are deemed to have power to vote or dispose of the Registrable Securities. David Douglas was also a director of Legacy Hyliion prior to the Closing of the Business Combination.
(17)	Crystal Maggelet and Richard L. Bozzelli are deemed to have power to vote or dispose of the Registrable Securities. Richard L. Bozzelli was a director of Legacy Hyliion prior to the Closing of the Business Combination.
(18)	Frank M. Semple served as a director of TortoiseCorp prior to the Closing of the Business Combination.
(19)	Being the portfolio manager of the Selling Securityholder, Patric Lindqvist may be deemed to have the power to vote for and dispose of the Registrable Securities on behalf of the Selling Securityholder. Based on information provided to us by the Selling Securityholder, the Selling Securityholder may be deemed to be an affiliate of a broker-dealer. Based on such information, the Selling Securityholder acquired the shares being registered hereunder in the ordinary course of business, and at the time of the acquisition of the shares, the Selling Securityholder did not have any agreements or understandings with any person to distribute such shares.
(20)	Based on a Schedule 13D/A filed with the SEC on December 6, 2021. Howard M. Jenkins is a current member of the board of directors of the Company.
(21)	Consists of (a) 172,660 shares of Common Stock owned by Mrs. Olkkola and (b) 821,610 shares of Common Stock held by Mrs. Olkkola’s husband, over which he has sole voting and investment power. Mrs. Olkkola disclaims beneficial interest in the shares of Common Stock of Hyliion Holdings Corp. held by her husband.
(22)	Ran Simha is deemed to have power to vote or dispose of the Registrable Securities. Gideon Argov, a manager of New Era Capital Partners, L.P., was a director of Legacy Hyliion prior to the Closing of the Business Combination.
(23)	Sidney L. Tassin served as a director of TortoiseCorp prior to the Closing of the Business Combination.
(24)	Stephen Pang was a director of TortoiseCorp from the completion of its IPO to the date of the Closing of the Business Combination. He also served as the Chief Financial Officer of TortoiseCorp from January 2020 to the date of the Closing of the Business Combination. Mr. Pang is a current member of the board of directors of the Company.
(25)	Steven C. Schnitzer was the Vice President, General Counsel and Secretary of TortoiseCorp from the completion of its IPO to the date of the Closing of the Business Combination.
(26)	Tortoise Capital Advisors, L.L.C. is an investment adviser to the Selling Securityholder. Primary responsibility for the day-to-day management of the portfolio containing the Registrable Securities is the joint responsibility of a team of portfolio managers consisting of Brian A. Kessens, James R. Mick, Matthew G.P. Sallee, Robert J. Thummel, and Nicholas S. Holmes.
(27)	Thomas Healy is the Chief Executive Officer and member of the board of directors of the Company. On October 1, 2020, in connection with the Closing, subject to certain exceptions, Mr. Healy agreed not to transfer more than 10% of the number of shares of Common Stock held by him immediately after the effective time of the Merger, or issuable upon the exercise of options to purchase shares of Common Stock held by him immediately after the effective time of the Merger until October 1, 2022. For additional discussion of Mr. Healy’s lock-up restrictions, see our Definitive Proxy Statement on Schedule 14A incorporated by reference herein.

(28)	Tortoise Capital Advisors, L.L.C. is investment advisor to the Selling Securityholder. Brian A. Kessens, James R. Mick, Matthew G.P. Sallee, and Robert J. Thummel, in their position as portfolio managers, may be deemed to have voting and investment power with respect to the Registrable Securities owned by the Selling Securityholder. Tortoise Capital Advisors, L.L.C. has sole voting and dispositive power over the Registrable Securities held by the Selling Securityholder. The address for the foregoing persons is 5100 W. 115th Place, Leawood, KS 66211. Based on information provided to us by the Selling Securityholder, the Selling Securityholder may be deemed to be an affiliate of a broker-dealer. Based on such information, the Selling Securityholder acquired the shares being registered hereunder in the ordinary course of business, and at the time of the acquisition of the shares, the Selling Securityholder did not have any agreements or understandings with any person to distribute such shares.
(29)	The Selling Securityholder was a part of the sponsor network of TortoiseCorp. The Selling Securityholder was the managing member of Tortoise Sponsor, which held Class B shares of common stock of the Company in connection its IPO. Immediately prior to giving effect to the Business Combination, Tortoise Sponsor held all of the issued and outstanding shares of Class B common stock of the Company (or 5,825,230 shares) other than (i) 1,265,625 shares of Class B common stock that were previously transferred to Atlas Point Energy Infrastructure Fund, LLC in connection with the IPO of TortoiseCorp and (ii) 120,000 shares of Class B common stock that were previously transferred, in the aggregate, to three independent directors of TortoiseCorp in connection with such IPO. After giving effect to the Business Combination and the transfer on October 1, 2020 of 894,375 shares of Class B common stock by Atlas Point Fund to the Selling Securityholder and the distribution by Tortoise Sponsor of Class B common stock held by it to the members of Tortoise Sponsor upon the dissolution thereof on October 2, 2020, the Selling Securityholder was the record and beneficial owner of 2,666,665 shares of Common Stock.

TortoiseEcofin Parent Holdco LLC (f/k/a Tortoise Parent Holdco LLC) is the sole member of the Selling Securityholder, and TortoiseEcofin Investments, LLC is the sole member of TortoiseEcofin Parent Holdco LLC. TortoiseEcofin Investments, LLC is controlled by a board of directors, which consists of Jeffrey Lovell, Robert M. Belke, Brad Armstrong, H. Kevin Birzer, Gary P. Henson and Brad Hilsabeck. Accordingly, the members of the board of directors of TortoiseEcofin Investments, LLC may be deemed to have or share beneficial ownership of the Common Stock held directly by the Selling Securityholder. In addition, Vincent T. Cubbage, Stephen Pang, Steven C. Schnitzer and Darrell D. Brock, Jr., former officers and, in the case of Messrs. Cubbage and Pang, former and current directors of the Company, were members of Tortoise Sponsor and are employed by an affiliate of the Selling Securityholder that is controlled by TortoiseEcofin Investments, LLC. None of Mr. Cubbage, Mr. Pang, Mr. Schnitzer and Mr. Brock has voting or dispositive power over the shares of Common Stock held beneficially and of record by the Selling Securityholder.

Based on information provided to us by the Selling Securityholder, the Selling Securityholder may be deemed to be an affiliate of a broker-dealer. Based on such information, the Selling Securityholder acquired the shares being registered hereunder in the ordinary course of business, and at the time of the acquisition of the shares, the Selling Securityholder did not have any agreements or understandings with any person to distribute such shares.

(30)	Vincent T. Cubbage was the President, Chief Executive Officer and a director of TortoiseCorp from the completion of its IPO to the date of the Closing of the Business Combination. Mr. Cubbage is a current member of the board of directors of the Company.
(31)	Includes approximately 45 other stockholders not otherwise listed above, none of which currently owns more than 0.13% of the Company’s Common Stock. Collectively, these stockholders own approximately 0.96% of the Company’s Common Stock.

PLAN OF DISTRIBUTION

We are registering the resale by the Selling Securityholders or their permitted transferees from time to time of up to 88,642,440 shares of Common Stock.

We are required to pay all fees and expenses incident to the registration of the shares of our Common Stock to be offered and sold pursuant to this prospectus. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sale of shares of our Common Stock.

We will not receive any of the proceeds from the sale of the securities by the Selling Securityholders. The aggregate proceeds to the Selling Securityholders will be the purchase price of the securities less any discounts and commissions borne by the Selling Securityholders. The shares of Common Stock beneficially owned by the Selling Securityholders covered by this prospectus may be offered and sold from time to time by the Selling Securityholders. The term “Selling Securityholders” includes donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from a Selling Securityholder as a gift, pledge, partnership distribution or other transfer. The Selling Securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Selling Securityholders may sell their shares of Common Stock by one or more of, or a combination of, the following methods:

●	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

●	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

●	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	an over-the-counter distribution in accordance with the rules of NYSE;

●	through trading plans entered into by a Selling Securityholder pursuant to Rule 10b5-1 under the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

●	to or through underwriters or broker-dealers;

●	in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

●	in privately negotiated transactions;

●	in options transactions;

●	through a combination of any of the above methods of sale; or

●	any other method permitted pursuant to applicable law.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of shares of Common Stock in the course of hedging the positions they assume with Selling Securityholders. The Selling Securityholders may also sell shares of Common Stock short and redeliver the shares to close out such short positions. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Selling Securityholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

A Selling Securityholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If an applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any Selling Securityholder or borrowed from any Selling Securityholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any Selling Securityholder in settlement of those derivatives to close out any related open borrowings of stock. If applicable through securities laws, the third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any Selling Securityholder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

In effecting sales, broker-dealers or agents engaged by the Selling Securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Selling Securityholders in amounts to be negotiated immediately prior to the sale.

In offering the securities covered by this prospectus, the Selling Securityholders and any broker-dealers who execute sales for the Selling Securityholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the Selling Securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the Selling Securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities in the market and to the activities of the Selling Securityholders and their affiliates. In addition, we will make copies of this prospectus available to the Selling Securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

LEGAL MATTERS

The validity of any securities offered by this prospectus has been passed upon for us by Vinson & Elkins L.L.P., New York, New York.

EXPERTS

The financial statements as of and for the years ended December 31, 2020 and December 31, 2019 of Hyliion appearing in this prospectus and registration statement have been audited by Grant Thornton LLP, an independent registered public accounting firm (“Grant Thornton”), as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read our SEC filings, including this prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

Our website address is www.hyliion.com. Through our website, we make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC, including our Annual Reports on Form 10-K; our proxy statements for our annual and special stockholder meetings; our Quarterly Reports on Form 10-Q; our Current Reports on Form 8-K; Forms 3, 4, and 5 and Schedules 13D with respect to our securities filed on behalf of our directors and our executive officers; and amendments to those documents. The information contained on, or that may be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. Any statement contained in this prospectus or a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or a subsequently filed document incorporated by reference modifies or replaces that statement. The documents we are incorporating by reference as of their respective dates of filing are:

●	our Annual Report on Form 10-K/A for the year ended December 31, 2020 filed with the SEC on May 17, 2021, except for the information included in Part II, Item 8 – Financial Statements and Supplementary Data;

●	the information specifically incorporated by reference into our Annual Report on Form 10-K/A from our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 29, 2021;

●	our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2021 filed with the SEC on May 17, 2021, Form 10-Q/A for the quarter ended June 30, 2021 filed with the SEC on August 12, 2021, and Form 10-Q for the quarter ended September 30, 2021 filed with the SEC on November 10, 2021;

●	our Current Reports on Form 8-K filed with the SEC on January 12, 2021, January 22, 2021, April 1, 2021, May 11, 2021, June 14, 2021, August 16, 2021, August 24, 2021, August 26, 2021, and October 14, 2021 (except for the information furnished under Items 2.02 or 7.01 and the exhibits thereto); and

●	the description of our common stock contained in Exhibit 4.4 of our Annual Report on Form 10-K/A for the year ended December 31, 2020 filed with the SEC on May 17, 2021, and any amendment or report filed with the SEC for the purpose of updating such description.

All documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering, including all such documents we may file after the date of the initial registration statement and prior to the effectiveness of the registration statement, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s website at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost, by writing or telephoning us at the following address and phone number:

Hyliion Holdings Corp. c/o Investor Contact

1202 BMC Drive, Suite 100

Cedar Park, Texas 78613

Tel: (833) 495-4466

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Hyliion Holdings Corp.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Hyliion Holdings Corp. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Restatement of the financial statements

As discussed in Note 2, the 2020 consolidated financial statements have been restated to correct a misstatement.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2020.

/s/ GRANT THORNTON LLP

Dallas, Texas

February 25, 2021 (except for the restatement described in Note 2 and the effects thereof, as to which the date is July 8, 2021)

Hyliion Holdings Corp.

Consolidated Balance Sheets – As Restated

(Dollar amounts in thousands, except share and per share data)

	December 31,
	2020 as restated	2019
Assets

Current assets:
Cash and cash equivalents	$389,705	$6,285
Accounts receivable	92	145
Prepaid expenses and other current assets	20,690	414
Short-term investments	201,881	-
Total current assets	612,368	6,844
Property and equipment, net	1,171	1,635
Operating lease right-of-use assets	5,055	4,976
Intangible assets, net	332	429
Other assets	193	212
Long-term investments	35,970	-
Total assets	$655,089	$14,096
Liabilities and stockholders’ equity (deficit)

Current liabilities:
Accounts payable	$1,890	$1,156
Convertible notes payable derivative liabilities	-	3,029
Current portion of operating lease liabilities	734	953
Current portion of debt	49	6,720
Accrued expenses and other current liabilities	6,264	500
Total current liabilities	8,937	12,358
Operating lease liabilities, net of current portion	5,076	4,803
Convertible notes payable derivative liabilities, net of current portion	-	5,322
Debt, net of current portion	908	9,682
Total liabilities	14,921	32,165

Commitments and contingencies (Note 15)

Stockholders’ equity (deficit)
Common stock, $0.0001 par value; 250,000,000 shares authorized; 169,316,421 and 86,762,463 shares issued and outstanding at December 31, 2020 and 2019, respectively	19	9
Additional paid-in capital	364,998	30,888
Accumulated earnings (deficit)	275,151	(48,966)
Total stockholders’ equity (deficit)	640,168	(18,069)
Total liabilities and stockholders’ equity (deficit)	$655,089	$14,096

The accompanying notes are an integral part of these consolidated financial statements.

Hyliion Holdings Corp.

Consolidated Statements of Operations – As Restated

(Dollar amounts in thousands, except share and per share data)

	Years Ended December 31,
	2020 as restated	2019

Operating expenses:
Research and development	$(12,598)	$(9,269)
Selling, general and administrative expenses	(9,585)	(2,730)

Loss from operations	(22,183)	(11,999)
Other income (expense):
Interest expense	(5,459)	(3,260)
Change in fair value of convertible notes payable derivative liabilities	(1,358)	1,119
Change in fair value of warrant liabilities	363,299	-
Other income (expense)	(12)	27
Loss on extinguishment of debt	(10,170)	-

Total other income (expense)	346,300	(2,114)

Net income (loss)	$324,117	$(14,113)

Net income (loss) per share, basic	$3.11	$(0.16)
Net loss per share, diluted	$(0.35)	$(0.16)

Weighted-average shares outstanding, basic	104,324,059	86,643,714
Weighted-average shares outstanding, diluted	112,570,960	86,643,714

The accompanying notes are an integral part of these consolidated financial statements.

Hyliion Holdings Corp.

Consolidated Statements of Stockholders’ Equity (Deficit) – As Restated

(Dollar amounts in thousands, except share data)

	Series A-1 Redeemable, Convertible Preferred Stock		Series A-2 Redeemable, Convertible Preferred Stock		Series A-3 Redeemable, Convertible Preferred Stock		Common Stock		Additional Paid-In	Accumulated Earnings	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Par Value	Capital	(Deficit)	Equity

Balance at December 31, 2018	23,460,903	$20,750	8,793,755	$3,893	2,545,155	$2,026	24,453,750	$24	$4,072	$(34,853)	$(30,757)
Retroactive application of recapitalization (See Note 4)	(23,460,903)	(20,750)	(8,793,755)	(3,893)	(2,545,155)	(2,026)	61,890,680	(15)	26,684	-	26,669
Adjusted balance, beginning of period	-	-	-	-	-	-	86,344,430	9	30,756	(34,853)	(4,088)
Exercise of common stock options	-	-	-	-	-	-	418,033	-	7	-	7
Share-based compensation	-	-	-	-	-	-	-	-	125	-	125
Net income (loss)	-	-	-	-	-	-	-	-	-	(14,113)	(14,113)

Balance at December 31, 2019	-	-	-	-	-	-	86,762,463	9	30,888	(48,966)	(18,069)
Exercise of common stock options	-	-	-	-	-	-	1,112,160	-	121	-	121
Conversion of convertible notes payable to common stock	-	-	-	-	-	-	4,404,367	-	44,039	-	44,039
Business Combination and PIPE financing	-	-	-	-	-	-	61,622,839	6	153,147	-	153,153
Common stock issued for warrants exercised, net of issuance cost	-	-	-	-	-	-	15,414,592	4	136,512	-	136,516
Redemption of unexercised warrants	-	-	-	-	-	-	-	-	(3)	-	(3)
Share-based compensation	-	-	-	-	-	-	-	-	294	-	294
Net income (loss)	-	-	-	-	-	-	-	-	-	324,117	324,117
Balance at December 31, 2020	-	-	-	-	-	-	169,316,421	$19	$364,998	$275,151	$640,168

The accompanying notes are an integral part of these consolidated financial statements.

Hyliion Holdings Corp.

Consolidated Statements of Cash Flows – As Restated

(Dollar amounts in thousands, except share data)

	Years Ended December 31,
	2020 restated	2019
Operating activities:
Net income (loss)	$324,117	$(14,113)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	850	1,028
Loss on extinguishment of debt	10,170	-
Noncash lease expense	928	1,312
Paid-in-kind interest on convertible notes payable	1,085	723
Amortization of debt discount	4,237	2,485
Share-based compensation	294	125
Change in fair value of convertible notes payable derivative liabilities	1,358	(1,118)
Change in fair value of contingent consideration liability	-	(27)
Change in fair value of warrant liability	(363,299)	-
Change in operating assets and liabilities, net of effects of business acquisition:
Accounts receivable	53	(28)
Prepaid expenses and other current assets	(8,301)	(62)
Other assets	19	106
Accounts payable	734	(684)
Accrued expenses and other current liabilities	5,764	(21)
Operating lease liabilities	(953)	(798)

Net cash used in operating activities	(22,944)	(11,072)

Investing activities:

Purchase of property and equipment	(311)	(349)
Purchase of investments	(237,851)	-
Proceeds from sale of property and equipment	22	-

Net cash used in investing activities	(238,140)	(349)

Financing activities:
Business Combination and PIPE financing, net of issuance costs paid	516,454	-
Proceeds from the exercise of stock warrants	124,536	-
Proceeds from convertible notes payable issuance and derivative liabilities	3,200	16,803
Proceeds from Paycheck Protection Program loan	908	-
Payments for deferred financing costs	(468)	-
Repayments on finance lease obligations	(247)	(201)
Proceeds from exercise of common stock options	121	7

Net cash provided by financing activities	644,504	16,609

Net increase in cash and cash equivalents:	383,420	5,188
Cash and cash equivalents, beginning of period	6,285	1,097

Cash and cash equivalents, end of period	$389,705	$6,285

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Description of business and basis of presentation

Hyliion Holdings Corp. and its wholly owned subsidiary, designs and develops hybrid and electrified powertrain systems for long haul “Class 8” semi-tractors which modify semi-tractors into Hybrid and fully electric range extender vehicles, respectively.

Hyliion Holdings Corp.’s Hybrid systems utilize intelligent electric drive axles with advanced algorithms and battery technology to optimize fuel savings and vehicle performance with reduced emissions, enabling fleets to access an easy, efficient way to decrease fuel expenses, lower emissions and/or improve vehicle performance.

Hyliion Holdings Corp.’s fully electric range extender systems utilize an intelligent electric powertrain with advanced algorithms to optimize emissions performance and efficiency with no new infrastructure required. The Hypertruck ERX system enables fleets to reduce the cost of ownership while providing the ability to deliver net-negative carbon emissions and operate fully electric when needed.

Hyliion Holdings Corp. is in a pre-commercialization stage of development in which its electric Hybrid system is in the testing phase and the Hypertruck ERX system is in the prototype phase.

Basis of Presentation and Principles of Consolidation: On the Closing Date, Tortoise Acquisition Corp (“TortoiseCorp”) entered into a business combination agreement (the “Business Combination”) with each of the shareholders of Legacy Hyliion. Pursuant to the Business Combination, TortoiseCorp acquired all of the issued and outstanding shares of common stock from the Legacy Hyliion shareholders. In connection with the closing of the transaction, Tortoise Corp. changed its name to Hyliion Holdings Corp. For more information on this transaction see Note 4.

On the Closing Date, and in connection with the closing of the Business Combination, TortoiseCorp changed its name to Hyliion Holdings Corp. (the “Company” or “Hyliion”) and the Company’s common stock began trading on the New York Stock Exchange under the ticker symbol HYLN. Legacy Hyliion was deemed the accounting acquirer in the Business Combination based on an analysis of the criteria outlined in Accounting Standards Codification (“ASC”) 805. The determination was primarily based on Legacy Hyliion’s shareholders prior to the Business Combination having a majority of the voting interests in the combined company, Legacy Hyliion’s board of directors comprising a majority of the board of directors of the combined company, Legacy Hyliion’s existing shareholders’ control over decisions regarding the election and removal of directors and officers of the combined company’s board of directors, and Legacy Hyliion’s senior management comprising the senior management of the combined company. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Legacy Hyliion issuing stock for the net assets of TortoiseCorp, accompanied by a recapitalization. The net assets of TortoiseCorp are stated at historical cost, with no goodwill or other intangible assets recorded.

While TortoiseCorp was the legal acquirer in the Business Combination, because Legacy Hyliion was deemed the accounting acquirer, the historical financial statements of Legacy Hyliion became the historical financial statements of the combined company, upon the consummation of the Business Combination. As a result, the financial statements included in this report reflect (i) the historical operating results of Legacy Hyliion prior to the Business Combination; (ii) the combined results of TortoiseCorp and Legacy Hyliion following the closing of the Business Combination; (iii) the assets and liabilities of Legacy Hyliion at their historical cost; and (iv) the Company’s equity structure for all periods presented.

In accordance with guidance applicable to these circumstances, the equity structure has been restated in all comparative periods up to the Closing Date, to reflect the number of shares of the Company’s common stock, $0.0001 par value per share, issued to Legacy Hyliion shareholders and Legacy Hyliion convertible noteholders in connection with the recapitalization transaction. As such, the shares and corresponding capital amounts and earnings per share related to Legacy Hyliion redeemable convertible preferred stock and Legacy Hyliion common stock prior to the Business Combination have been retroactively restated as shares reflecting the exchange ratio established in the Business Combination.

The accompanying consolidated financial statements include the accounts of Hyliion Holdings Corp. and its wholly-owned subsidiary. Intercompany transactions and balances have been eliminated upon consolidation. The consolidated financial statements and accompanying notes have been prepared in accordance with generally accounting principles in the United States of America (“U.S. GAAP”) and in accordance with the rules and regulations of the Unites States Securities and Exchange Commission (“SEC”). Any reference in these footnotes to the applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Liquidity: These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The Company is an early stage growth company in the pre-commercialization stage of development and has generated negative cash flows from operating activities since inception.

On October 1, 2020, the Company consummated the Business Combination and raised net proceeds of $516.5 million net of transaction costs and expenses. As of December 31, 2020, all outstanding warrants were either exercised or redeemed, with gross proceeds of $140.8 million raised, of which $16.3 million was collected during the first quarter of 2021 (see Note 7). As of December 31, 2020, the Company had a cash and cash equivalents balance of $389.7 million and total investments of $237.9 million. Based on this, the Company has sufficient funds to continue to execute its business strategy for the next twelve months.

Note 2. Restatement of Previously Issued Financial Statements

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the Securities and Exchange Commission together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). Specifically, the SEC Statement focused in part on provisions in warrant agreements that provide for potential changes to the settlement amounts dependent upon the characteristics of the warrant holder and because the holder of a warrant is not an input into the pricing of a fixed-for-fixed option on equity shares, such provision would preclude the warrant from being classified in equity and thus the warrant should be classified as a liability. As a result of the SEC Statement, the Company reevaluated the accounting treatment of the Warrants issued in connection with the IPO of TortoiseCorp and recorded in equity on the Company’s consolidated balance sheet as a result of the merger and reverse recapitalization occurring on October 1, 2020. The Company concluded that the Warrants should have been recorded at fair value as a liability in the Company’s consolidated balance sheet.

All public and private warrants were exercised by December 31, 2020, so the warrant liability on the Company’s consolidated balance sheet recorded on the date of the acquisition has been extinguished, and the change in the fair value of the liability as of the exercise date was recognized as a gain in the Company’s consolidated statement of operations.

While all warrants were exercised as of December 31, 2020, 371,535 warrants which were exercised on December 30, 2020 were broker protected, resulting in cash collection and share issuance being delayed until January 4, 2021. Accounts receivable for the net amount due from investors of $4.3 million and an associated liability for these common shares to be issued has been recognized at the balance sheet date and included below.

Immaterial Error Correction: Subsequent to the filing of the Form 10K/A on May 17, 2020, the Company determined that in connection with the restatement for the changes in the fair value warrant liability, the diluted earnings per share was improperly disclosed. The Company has corrected the immaterial error in the previously restated financial statements to reflect the correct diluted net loss per share. This correction did not have any effect on the Company’s cash position, loss from operations, net income or cashflows. This correction resulted in a diluted net loss per share of $(0.35) compared to $2.93 as disclosed in the previously filed Form 10K/A.

The restatement and immaterial error correction adjustments reflect the entries to record the initial warrant liability from the Warrants, to revalue the warrant liability to the then fair value as of the exercise date, the subsequent extinguishment of the liability, and the accounts receivable and associated liability arising from the broker protected warrants exercised but not settled. The following presents a reconciliation of the consolidated balance sheet as previously reported to the restated amounts as of December 31, 2020 (in thousands):

	For the Year Ended
	December 31, 2020
	As Reported	Restatement Impact	As Restated
Consolidated Statement of Operations:
Change in fair value of warrant liabilities	$—	$363,299	$363,299
Net income (loss)	$(39,182)	$363,299	$324,117
Earnings (loss) per share:
Basic	$(0.38)	$3.49	$3.11
Earnings (loss) per share, diluted	$2.93	$(3.28)	$(0.35)
Weighted-average shares outstanding, diluted	110,696,489	1,874,471	112,570,960

	As of
	December 31, 2020
	As Reported	Restatement Impact	As Restated
Consolidated Balance Sheets:
Prepaid expenses and other current assets	$16,408	$4,282	$20,690
Total current assets	$608,086	$4,282	$612,368
Total assets	$650,807	$4,282	$655,089
Warrant liabilities	$—	$—	$—
Accrued expenses and other current liabilities	$1,982	$4,282	$6,264
Total current liabilities	$4,655	$4,282	$8,937
Total liabilities	$10,639	$4,282	$14,921
Common Stock	$17	$2	$19
Additional paid-in-capital	$728,299	$(363,301)	$364,998
Accumulated earnings	$(88,148)	$363,299	$275,151
Total equity (deficit)	$640,168	$—	$640,168

	As of
	December 31, 2020
	As Reported	Restatement Impact	As Restated
Consolidated Statement of Stockholders’ Equity (Deficit):
Common Stock Par Value	$17	$2	$19
Additional paid-in-capital	$728,299	$(363,301)	$364,998
Accumulated earnings	$(88,148)	$363,299	$275,151

	For the Year Ended
	December 31, 2020
	As Reported	Restatement Impact	As Restated
Consolidated Statement of Cash Flow:
Net income (loss)	$(39,182)	$363,299	$324,117
Change in fair value of warrant liability	$—	$(363,299)	$(363,299)

Note 3. Summary of significant accounting policies

Emerging Growth Company: Section 102(b)(1) of the Jumpstart Our Business Startups Act (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard, until such time the Company is no longer considered to be an emerging growth company. At times, the Company may elect to early adopt a new or revised standard.

Use of estimates and uncertainty of the coronavirus pandemic: The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date, as well as reported amounts of expenses during the reporting period. The Company’s most significant estimates and judgments involve valuation of share-based compensation, including the fair value of common stock prior to the Business Combination, and the valuation of the convertible notes payable derivative liability. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates, and such differences could be material to the Company’s consolidated financial statements.

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 11, 2020, declared the coronavirus outbreak a pandemic. In mid-March 2020, U.S. State Governors, local officials and leaders outside of the U.S. began ordering various “shelter-in-place” orders, which have had various impacts on the U.S. and global economies. This has required greater use of estimates and assumptions in the preparation of the unaudited consolidated financial statements.

As the coronavirus pandemic continues to evolve, the Company believes the extent of the impact to its businesses, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the coronavirus pandemic, the pandemic’s impact on the U.S. and global economies and the timing, scope and effectiveness of federal, state and local governmental responses to the pandemic. Those primary drivers are beyond the Company’s knowledge and control, and as a result, at this time the Company is unable to predict the cumulative impact, both in terms of severity and duration, that the coronavirus pandemic will have on its business, operating results, cash flows and financial condition, but it could be material if the current circumstances continue to exist for a prolonged period. Although the Company has made its best estimates based upon current information, actual results could materially differ from the estimates and assumptions developed by management. If so, the Company may be subject to future impairment charges as well as changes to recorded reserves and valuations.

Segment information: ASC 280, Segment Reporting, defines operating segments as components of an enterprise where discrete financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company operates as a single operating segment. The Company’s chief operating decision maker (“CODM”) is the chief executive officer, who has ultimate responsibility for the operating performance of the Company and the allocation of resources. The CODM uses cash flows as the primary measure to manage the business and does not segment the business for internal reporting or decision making.

Concentration of supplier risk: The Company is dependent on certain suppliers, the majority of which are single source suppliers, and the inability of these suppliers to deliver necessary components of the Company’s products in a timely manner at prices, quality levels and volumes that are acceptable, or the Company’s inability to efficiently manage these components from these suppliers, could have a material adverse effect on the Company’s business, prospects, financial condition and operating results.

Cash and cash equivalents: The Company considers all highly liquid investments with a maturity date of 90 days or less at the time of purchase to be cash and cash equivalents only if in checking, savings or money market accounts. Cash and cash equivalents include cash held in banks and money market accounts. Cash equivalents are carried at cost, which approximates fair value.

The Company maintains cash in excess of federally insured limits at financial institutions. The Company makes such deposits with entities it believes are of high credit quality and has not incurred any losses related to these balances to date. Management believes its credit risk, with respect to the financial institutions to be minimal.

Accounts receivable: Accounts receivable are stated at a gross invoice amount, net of an allowance for doubtful accounts. The allowance for doubtful accounts is maintained at a level considered adequate to provide for potential account losses on the balance based on management’s evaluation of the anticipated impact of current economic conditions, changes in the character and size of the balance, past and expected future loss experience, among other pertinent factors. As of December 31, 2020 and 2019, there was no allowance for doubtful accounts required based on management’s evaluation.

Investments: The Company’s investments consist of corporate bonds, treasury securities and commercial paper, all of which are classified as held-to-maturity, with a maturity date of 36-months or less at the time of purchase. Management determines the appropriate classification of investments at the time of purchase and re-evaluates such designation as of each balance sheet date. Investments are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Interest on securities classified as held-to-maturity is included in investment income.

The Company uses the specific identification method to determine the cost basis of securities sold.

Investments are impaired when a decline in fair value is judged to be other-than-temporary. The Company evaluates an investment for impairment by considering the length of time and extent to which market value has been less than cost or amortized cost, the financial condition and near-term prospects of the issuer as well as specific events or circumstances that may influence the operations of the issuer and the Company’s intent to sell the security or the likelihood that it will be required to sell the security before recovery of the entire amortized cost. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded to other income (expense) and a new costs basis in the investment is established.

Fair value measurements: ASC 820, Fair Value Measurements, clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level I: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Company can access at the measurement date.

Level II: Significant other observable inputs other than level I prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data.

Level III: Significant unobservable inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in ASC 820:

●	Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

●	Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

●	Income approach: Techniques to convert future amounts to a single present value amount based upon market expectations (including present value techniques, option pricing and excess earnings models)

The Company believes its valuation methods are appropriate and consistent with other market participants, however the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, investments, accounts payable, accrued expenses, contingent consideration liability, convertible notes payable derivative liability, warrant liabilities, and convertible notes payable. The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximates fair value because of the short-term nature of those instruments. We estimate the fair value of our convertible notes payable using Level II and Level III inputs by discounting the future cash flows using current interest rates at which we could obtain similar borrowings in consideration of the estimated enterprise value of the Company. The fair value of corporate bonds, treasury securities and commercial paper are based on quoted prices for identical or similar instruments in markets that are not active. As a result, corporate bonds, treasury securities and commercial paper are classified within Level II of the fair value hierarchy. The fair value of the   Company’s public warrant liabilities are based on Level I inputs, while the fair value of the private warrants is determined using the trading price of the public warrants, a Level II input.

The Company’s assets and liabilities that are measured at fair value on a recurring basis include the Company’s contingent consideration liability, warrant liabilities, and convertible notes payable derivative liabilities (See Note 5).

Prepaid expenses and other current assets: Prepaid expenses and other current assets include prepaid insurance, prepaid rent, supplies, and amounts owed to the Company from the Company’s transfer agent (see Note 8) which are expected to be recognized, received or realized within the next 12 months.

Property and equipment, net: Property and equipment, net is stated at cost less accumulated depreciation, or if acquired in a business combination, at fair value as of the date of acquisition. Depreciation is calculated using the straight-line method, based upon the following estimated useful lives:

Production machinery and equipment	2 to 7 years
Vehicles	3 to 7 years
Leasehold improvements	shorter of lease term or 7 years
Demo fleet systems	2 to 3 years
Furniture and fixtures	3 years
Computers and related equipment	3 to 7 years

Major renewals and improvements are capitalized, while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed as incurred. When property and equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in the consolidated statement of operations as a component of other (expense) income.

Intangible assets, net: Intangible assets consist of developed technology and a non-compete agreement and are amortized over their estimated useful life which range from three to six years.

Impairment of long-lived assets: The Company reviews long-lived assets, including property and equipment and intangible assets with definite lives, for impairment whenever events or changes in circumstances indicate that an asset group’s carrying amount may not be recoverable. The Company conducts its long-lived asset impairment analysis in accordance with ASC 360-10, Impairment or Disposal of Long-Lived Assets, which requires the Company to group assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and evaluate the asset group against the sum of the undiscounted future cash flows. If the undiscounted cash flows do not indicate the carrying amount of the asset group is recoverable, an impairment charge is measured as the amount by which the carrying amount of the asset group exceeds its fair value.

Revenue: The Company follows the five steps to recognize revenue from contracts with customers under ASC 606, Revenue from Contracts with Customers (“ASC 606”), which are:

●	Step 1: Identify the contract(s) with a customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when (or as) a performance obligation is satisfied

The Company intends to generate revenue from the sale of its hybrid and electrified drive systems for the long haul “Class 8” semi-tractors. However, since the Company is still in the pre-commercialization stage, it has not generated revenue from the sale of the products.

The Company did not enter into any agreement that meets the definition of a contract with a customer that would be accounted for under ASC 606 through December 31, 2020.

Leases:

Lessee: The Company determines if an arrangement is a lease at inception of the contract. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of operating lease liabilities, and operating lease liabilities, net of current portion in the accompanying consolidated balance sheets. Finance leases are included in property and equipment, net, current portion of long-term debt, and long-term debt, net of current portion in the accompanying consolidated balance sheets.

ROU assets represent the Company’s right to use underlying assets for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the leases. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate the present value for lease payments is the Company’s incremental borrowing rate, which is determined based on information available at lease commencement and is equal to the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company uses the implicit rate when readily determinable.

The Company has entered into operating leases for corporate offices having initial lease terms of one to eight years. The Company has entered into finance leases primarily for vehicles and equipment, having initial terms of three years.

The Company’s real estate leases may include one or more options to renew, with the renewal extending the lease term for an additional one to five years. The exercise of lease renewal option is at the Company’s sole discretion. In general, the Company does not consider renewal option to be reasonably likely to be exercised, therefore renewal option are generally not recognized as part of the ROU assets and lease liabilities. Lease costs for lease payments are recognized on a straight-line basis over the lease term, unless there is a transfer of title or purchase option reasonably certain to be exercised. The Company does not record operating leases with an initial term of twelve months or less (“short-term leases”) in the consolidated balance sheets.

The Company’s vehicle and equipment leases may include transfer rights or options to purchase at the end of the lease that the Company is reasonably certain to exercise. Interest expense is recognized using the effective interest rate method, and the ROU asset is amortized over the useful life of the underlying asset.

Lessor: The Company also enters into arrangements whereby space within the real estate is subleased. At the lease commencement date these subleases are recognized as operating leases. Operating leases are recognized on a straight-line basis over the lease term.

The Company has entered into various trial and evaluation agreements that contain an operating lease component that is within the scope of ASC 842, Leases (“ASC 842”). These agreements also contain non-lease components related to certain stand-ready services where control transfers over time over the same period and based on the same pattern as the lease component. Because the Company has determined the lease component is the most predominant component of the arrangement and the timing and pattern of transfer for the lease and non-lease components associated with the lease component are the same, the Company has decided to elect the practical expedient not to separate the lease and non-lease component and accounts for the entire arrangement under ASC 842.

The trial and evaluation agreements contain only variable payments not based on an index or rate as a result of refund provisions within those contracts. The Company records accounts receivable when the Company meets the criteria within the trial and evaluation agreements to invoice the lessee. In accordance with ASC 842, the Company recognizes variable lease payments as profit or loss in the period in which the changes in facts and circumstances on which the variable lease payments are based occur, which will generally be the end of the trial period when the customer refund rights lapse. During the years ended December 31, 2020 and 2019, the Company has not recognized any lease income related to these trial and evaluation agreements either because the Company has not received any consideration from the lease contracts, or the uncertainty related to the consideration received has not been resolved.

Certain of the Company’s lessee and lessor lease agreements contain both lease and non-lease components, which are generally accounted for as a single lease component. Additionally, for certain vehicle leases, we apply a portfolio approach to effectively account for the finance lease ROU assets and liabilities.

Income taxes: The Company accounts for income taxes in accordance with ASC 740, Income Taxes, under which deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities and net operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Due to the Company’s history of losses since inception, the net deferred tax assets have been fully offset by a valuation allowance as of December 31, 2020 and 2019. Uncertain tax positions taken or expected to be taken in a tax return are accounted for using the more likely than not threshold for financial statement recognition and measurement. For the years ended December 31, 2020 and 2019, there were no uncertain tax positions taken or expected to be taken in the Company’s tax returns.

Share-based compensation: The Company accounts for share-based compensation in accordance with ASC 718, Compensation – Stock Compensation, under which shared based payments that involve the issuance of common stock to employees and nonemployees and meet the criteria for equity-classified awards are recognized in the financial statements as share-based compensation expense based on the fair value on the date of grant. The Company issues stock option awards and restricted stock awards to employees and nonemployees.

The Company utilizes the Black-Scholes model to determine the fair value of the stock option awards, which requires the input of subjective assumptions. These assumptions include estimating (a) the length of time grantees will retain their vested stock options before exercising them for employees and the contractual term of the option for nonemployees (“expected term”), (b) the volatility of the Company’s common stock price over the expected term, (c) expected dividends, and (d) the fair value of a share of common stock prior to the Business Combination. After the closing of the Business Combination, the Company’s board of directors determined the fair value of each share of common stock underlying stock-based awards based on the closing price of the Company’s common stock as reported by the NYSE on the date of grant. The Company has elected to recognize the adjustment to share-based compensation expense in the period in which forfeitures occur.

The assumptions used in the Black-Scholes model are management’s best estimates, but the estimates involve inherent uncertainties and the application of management judgment (see Note 9). As a result, if other assumptions had been used, the recorded share-based compensation expense could have been materially different from that depicted in the financial statements.

Research and development expense: Research and development costs did not meet the requirements to be recognized as an asset as the associated future benefits were at best uncertain and there was no alternative future use at the time the costs were incurred. Research and development costs include, but are not limited to, outsourced engineering services, allocated facilities costs, depreciation on equipment utilized in research and development activities, internal engineering and development expenses, materials, and employee related expenses (including salaries, benefits, travel, and share-based compensation) related to development of the Company’s products and services.

Net income (loss) per share: Basic earnings (loss) per share (“EPS”) are computed by dividing net income (loss) (the numerator) by the weighted average number of common shares outstanding for the period (the denominator). Diluted EPS attributable to common shareholders is computed by adjusting net income (loss) by the weighted average number of common shares and potential common shares outstanding (if dilutive) during each period. Potential common shares include shares issuable upon exercise of stock options and vesting of restricted stock awards (see Note 9). The number of potential common shares outstanding are calculated using the treasury stock or if-converted method.

Recent accounting pronouncements issued, not yet adopted:

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments, which, together with subsequent amendments, amends the requirement on the measurement and recognition of expected credit losses for financial assets held to replace the incurred loss model for financial assets measured at amortized cost and require entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 is effective for the Company beginning January 1, 2023, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s financial statements and does not expect it to have a material impact on the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. The pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. ASU 2019-12 is effective for the Company beginning January 1, 2021, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s financial statements and does not expect it to have a material impact on the financial statements.

Note 4. Reverse Recapitalization

On October 1, 2020, Legacy Hyliion and TortoiseCorp consummated the merger contemplated by the Business Combination, with Legacy Hyliion surviving the merger as a wholly-owned subsidiary of TortoiseCorp.

Upon the closing of the Business Combination, TortoiseCorp’s certificate of incorporation was amended and restated to, among other things, increase the total number of authorized shares of capital stock to 260,000,000 shares, of which 250,000,000 shares were designated common stock, $.0001 par value per share, and of which 10,000,000 shares were designated preferred stock, $0.0001 par value per share.

Immediately prior to the closing of the Business Combination, each

●	issued and outstanding share of Legacy Hyliion’s redeemable, convertible preferred stock, was converted into shares Legacy Hyliion common stock based on a one-to-one ratio (see Note 8). The Business Combination is accounted for with a retrospective application of the Business Combination that results in 34,799,813 shares of redeemable, convertible preferred stock converting into the same number of shares of Legacy Hyliion common stock.

●	convertible note payable, plus accrued paid-in-kind interest, was converted into an aggregate 2,336,235 shares of Legacy Hyliion common stock at the predetermined discount (see Note 4).

Upon the consummation of the Business Combination, each share of Legacy Hyliion common stock issued and outstanding was cancelled and converted into the right to receive 1.45720232 shares (the “Exchange Ratio”) of the Company’s common stock (the “Per Share Merger Consideration”).

Additionally, Legacy Hyliion issued 1,000,000 shares of Legacy Hyliion common stock with an estimated grant date fair value of $10.00 per share to one of the convertible noteholders in connection with the commercial matters agreement (“Commercial Matters Agreement”) that was entered into in June 2020, that was not subject to the Exchange Ratio (see Note 15).

Outstanding stock options, whether vested or unvested, to purchase shares of Legacy Hyliion common stock granted under the 2016 Plan (“Legacy Options”) (see Note 9) converted into stock options for shares of the Company’s common stock upon the same terms and conditions that were in effect with respect to such stock options immediately prior to the Business Combination, after giving effect to the Exchange Ratio.

Outstanding warrants to purchase shares of TortoiseCorp Class A common stock will remain outstanding at the Closing Date. The warrants will become exercisable 30 days after the completion of the Business Combination and will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation. On November 30, 2020, the Company issued a notice of redemption to the warrant holders and on December 31, 2020, it redeemed all outstanding public warrants. See Note 8 “Capital Structure” for more information.

In connection with the Business Combination,

●	certain TortoiseCorp shareholders exercised their right to redeem certain of their outstanding shares for cash, resulting in the redemption of 3,308 shares of TortoiseCorp common stock for gross redemption payments of less than $0.1 million.

●	a number of investors purchased from the Company an aggregate of 30,750,000 shares of common stock (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $307.5 million pursuant to separate subscription agreements entered into effective June 18, 2020 (the “PIPE”). The PIPE investment closed simultaneously with the consummation of the Business Combination.

●	an investor purchased 1,750,000 TortoiseCorp units (consisting of one share of common stock and one half of one warrant, the “Forward Purchase Units”), consisting of 1,750,000 shares of common stock (“Forward Purchase Shares”) and warrants to purchase 875,000 shares of common stock (“Forward Purchase Warrants”) for an aggregate purchase price of $17.5 million pursuant to a forward purchase agreement entered into effective February 6, 2019, as amended by the First Amendment to Amended and Restated Forward Purchase Agreement, dated June 18, 2020.

The Business Combination is accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, TortoiseCorp was treated as the “acquired” company for financial reporting purposes. See Note 1 “Description of business and basis of presentation” for further details. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Legacy Hyliion issuing stock for the net assets of TortoiseCorp, accompanied by a recapitalization. The net assets of TortoiseCorp are stated at historical cost, with no goodwill or intangible assets recorded.

Prior to the Business Combination, Legacy Hyliion and TortoiseCorp filed separate standalone federal, state and local income tax returns. As a result of the Business Combination Legacy Hyliion will file a consolidated income tax return. Although, for legal purposes, TortoiseCorp acquired Legacy Hyliion, and the transaction represents a reverse acquisition for federal income tax purposes. TortoiseCorp will be the parent of the consolidated group with Legacy Hyliion a subsidiary, but in the year of the closing of the Business Combination, Legacy Hyliion will file a full year tax return with TortoiseCorp joining in the return the day after the Closing Date.

The following table reconciles the elements of the Business Combination to the consolidated statements of cash flows and the consolidated statement of changes in stockholders’ equity (deficit) for the year ended December 31, 2020 (in thousands):

Cash - TortoiseCorp’s trust and cash (net of redemption)	$236,484
Cash - PIPE	307,500
Cash - forward purchase units	17,500
Less: transaction costs and advisory fees paid	(45,030)
Net Business Combination and PIPE financing	$516,454

The number of shares of common stock issued immediately following the consummation of the Business Combination were:

Common stock, outstanding prior to Business Combination	23,300,917
Less: redemption of TortoiseCorp shares	(3,308)
Common stock of TortoiseCorp	23,297,609
TortoiseCorp founder shares	5,825,230
Shares issued in PIPE	30,750,000
Shares issued in connection with forward purchase agreement	1,750,000
Business Combination, PIPE, and forward purchase agreement financing shares	61,622,839
Legacy Hyliion shares(1)	92,278,990
Total shares of common stock immediately after Business Combination	153,901,829
Hyliion Holdings Corp. exercise of warrants	15,414,592
Total shares of common stock at December 31, 2020	169,316,421

(1)	The number of Legacy Hyliion shares was determined as follows:

	Legacy Hyliion shares	Legacy Hyliion shares, effected for Exchange Ratio
Balance at December 31, 2018	24,453,750	35,634,061
Recapitalization applied to Series A outstanding at December 31, 2018	34,799,813	50,710,369
Exercise of common stock options - 2019	286,874	418,033
Exercise of common stock options - 2020 (pre-Closing)	763,216	1,112,160
Conversion of convertible notes payable to common stock(2)	2,336,235	4,404,367
		92,278,990

(2)	The number of shares issued for the conversion of convertible notes payable to common stock is calculated by applying the Exchange Ratio to the Legacy Hyliion shares issued at the time of conversion and adding 1,000,000 shares issued in connection with the Commercial Matters Agreement. All fractions were rounded down.

Lock-Up Arrangements

Certain former stockholders of Legacy Hyliion and TortoiseCorp have agreed to lock-up restrictions regarding the future transfer shares of common stock. Such shares may not be transferred or otherwise disposed of for a period of six months through April 1, 2021, subject to certain exceptions.

Transaction costs:

Transaction costs incurred in connection with the Business Combination totaled approximately $45.0 million which were charged to additional paid-in capital for the year ended December 31, 2020.

Note 5. Debt

At December 31, 2020 and 2019, the carrying value of debt was as follows:

	December 31,
	2020	2019
	(in thousands)
Convertible notes payable, net of unamortized discount at December 31, 2020 and 2019 of $0 and $6,451, respectively	$-	$16,113
Paycheck Protection Program loan	908	-
Finance lease obligations	49	289

	957	16,402

Less current portion	49	6,720

Debt, net of current portion	$908	$9,682

During 2018, the Company issued a convertible note payable in exchange for cash totaling $5.0 million (the “2018 Note”). The 2018 Note bears interest at 6% per annum and matures in September 2020 (two years subsequent to its issuance date). The 2018 Note includes the following embedded features:

(a) Automatic conversion upon the next equity financing of at least $5.0 million in proceeds. The conversion price is dependent upon the pre-money valuation of the Company in connection with the next equity financing, with the conversion price set at a 35% discount on the next equity financing price if the pre-money valuation is $100.0 million or less, or 35% multiplied by the quotient of $100.0 million divided by the pre-money valuation if it is greater than $100.0 million.

(b) Optional conversion upon a change in control. In the event of a change in control, the holder can elect to convert the 2018 Note into shares of common stock at a conversion price equal to (i) the product of the change in control purchase price multiplied by 65%, divided by (ii) the total number of outstanding shares of capital stock of the Company (on a fully diluted basis).

(c) Optional redemption upon a change in control. In the event of a change in control, the holder can elect to request payment of all outstanding principal (with no penalty) and unpaid accrued interest.

(d) Automatic or optional redemption upon an event of default. Upon the occurrence of an event of default, the 2018 Note will either automatically become due and payable or can become due and payable at the holder’s option (based on the nature of the event of default). Upon such acceleration, all outstanding principal (with no penalty) and unpaid accrued interest will become payable.

(e) Additional interest of 3% (or a total of 9%) upon an event of default.

In addition to the above embedded features, the Company agreed that the holder of the 2018 Note would be the Company’s preferred supplier for certain components or products that the holder sells. See Note 15 for further details on this related party agreement.

The Company assessed the embedded features within the 2018 Note and determined that the automatic conversion feature upon next equity financing and optional conversion feature upon change in control (share-settled redemption features) and the additional interest feature met the definition of a derivative and were not clearly and closely related to the host contract and required separate accounting.

At issuance, the Company estimated the fair value of the automatic and optional conversion features to be approximately $1.8 million. The Company’s fair value measurements are more fully described in (Note 7).

At issuance, the Company concluded the fair value of the additional interest feature was de minimis.

Between February and July 2019, the Company issued a series of convertible notes payable in exchange for cash totaling $13.6 million (the “Initial 2019 Notes”). The Initial 2019 Notes bear interest at 6% per annum and mature two to five years after their respective issuance dates. The Initial 2019 Notes are only prepayable with the consent of the holders. One of the Initial 2019 Notes (totaling $1.8 million) is secured by substantially all of the assets of the Company, subordinate to the first priority, senior secured interest held by a note holder of a convertible note issued in January 2020. The holder of this note has first priority secured interest in these assets.

The Initial 2019 Notes include the following embedded features:

(a) Automatic or optional (for one of the Initial 2019 Notes) conversion upon the next equity financing of at least $15.0 million in proceeds (the “Next Equity Financing”). The conversion price is dependent upon the pre-money valuation of the Company in connection with the next equity financing, with the conversion price set at a 25% discount on the next equity financing price if the pre-money valuation is $100.0 million or less, or 25% multiplied by the quotient of $100.0 million divided by the pre-money valuation if it is greater than $100.0 million.

(b) Optional conversion (for one of the Initial 2019 Notes) upon a subsequent equity financing if the holder did not elect to convert upon the Next Equity Financing, at the price that is set by the subsequent equity financing (no discount).

(c) Optional conversion upon a change in control. In the event of a change in control, the holder can elect to convert the Initial 2019 Notes into shares of common stock at a conversion price equal to (i) the product of the change in control purchase price multiplied by 75%, divided by (ii) the total number of outstanding shares of capital stock of the Company (on a fully diluted basis).

(d) Optional redemption upon a change in control. In the event of a change in control, the holder can elect to request payment of all outstanding principal (with no penalty) and unpaid accrued interest.

(e) Automatic or optional redemption upon an event of default. Upon the occurrence of an event of default, the Initial 2019 Notes will either automatically become due and payable or can become due and payable at the holder’s option (based on the nature of the event of default). Upon such acceleration, all outstanding principal (with no penalty) and unpaid accrued interest will become payable.

(f) Additional interest of 3% (or a total of 9%) upon an event of default.

In addition, the Company has the right to modify one of the Initial 2019 Notes (totaling $1.8 million) in the event the holder does not convert upon next equity financing to adjust the interest rate to 4% per annum.

The Company assessed the embedded features within the Initial 2019 Notes and determined that the automatic or optional conversion feature upon next equity financing and the optional conversion feature upon change in control (share-settled redemption features), the additional interest feature, and the interest rate adjustment feature met the definition of a derivative and were not clearly and closely related to the host contract and required separate accounting.

At issuance, the Company estimated the fair value of the automatic and optional conversion features to be approximately $6.0 million. The Company’s fair value measurements are more fully described in (Note 7).

At issuance, the Company concluded the fair value of the additional interest feature and the interest rate adjustment feature was de minimis.

In December 2019, the Company issued a convertible note payable in exchange for cash totaling $3.2 million (the “December 2019 Note”). The December 2019 Note bears interest at 6% per annum and matures in December 2020 (one year subsequent to its issuance date). The December 2019 Note is only prepayable with the consent of the holder. The December 2019 Note is secured by substantially all of the assets of the Company, subordinate to the security interest held by one of the Initial 2019 Note holders. The December 2019 Note includes the following embedded features:

(a) Automatic conversion upon the next equity financing of at least $35.0 million in proceeds. The conversion price will be based on the next equity financing per share price, with a 50% discount.

(b) Optional conversion upon the next equity financing of at least $15.0 million in proceeds. The conversion price will be based on the next equity financing per share price, with a 50% discount.

(c) Automatic conversion upon a subsequent equity financing of at least $35.0 million if the holder did not elect to convert upon any previous equity financing, at the price that is set by the subsequent equity financing (no discount).

(d) Optional conversion upon a change in control. In the event of a change in control, the holder can elect to convert the December 2019 Note into shares of common stock at a conversion price equal to (i) the product of the change in control purchase price multiplied by 50%, divided by (ii) the total number of outstanding shares of capital stock of the Company (on a fully diluted basis).

(e) Optional redemption upon a change in control. In the event of a change in control, the holder can elect to request payment of all outstanding principal (with no penalty) and unpaid accrued interest.

(f) Automatic or optional redemption upon an event of default. Upon the occurrence of an event of default, the December 2019 Note will either automatically become due and payable or can become due and payable at the holder’s option (based on the nature of the event of default). Upon such acceleration, all outstanding principal (with no penalty) and unpaid accrued interest will become payable.

(g) Additional interest of 3% (or a total of 9%) upon an event of default.

In addition, in the event the holder does not convert upon an equity financing, the maturity date of the December 2019 Note will automatically extend by one year. In such situation, the holder also has the right to extend the maturity date for an additional two years beyond the modified maturity date.

The Company assessed the embedded features within the December 2019 Note and determined that the automatic and optional conversion features upon next equity financing (share-settled redemption features), the additional interest feature and the term extension feature met the definition of a derivative and were not clearly and closely related to the host contract and required separate accounting. The Company also concluded that the conversion features did not represent beneficial conversion features.

At issuance and at December 31, 2019, the Company estimated the fair value of the automatic and optional conversion features to be approximately $1.4 million. The Company’s fair value measurements are more fully described in (Note 7).

At issuance, the Company concluded the fair value of the additional interest and term extension features was de minimis.

During January 2020, the Company issued a convertible note payable in exchange for cash totaling $3.2 million (the “January 2020 Note”). The January 2020 Note bears interest at 6% per annum and matures in January 2025 (five years subsequent to its issuance date). The January 2020 Note is only prepayable with the consent of the holder. The January 2020 Note is secured by a first priority, senior secured interest in substantially all of the assets of the Company. The January 2020 Note includes the following embedded features:

(a) Optional conversion upon the next equity financing of at least $15.0 million in proceeds. The conversion price will be based on the next equity financing per share price, with a 50% discount.

(b) Optional conversion upon a subsequent equity financing of at least $15.0 million if the holder did not elect to convert upon the next equity financing, at the price that is set by the subsequent equity financing (no discount).

(c) Optional conversion upon a change in control. In the event of a change in control, the holder can elect to convert the January 2020 Note into shares of common stock at a conversion price equal to (i) the product of the change in control purchase price multiplied by 50%, divided by (ii) the total number of outstanding shares of capital stock of the Company (on a fully diluted basis).

(d) Optional redemption upon a change in control. In the event of a change in control, the holder can elect to request payment of all outstanding principal (with no penalty) and unpaid accrued interest.

(e) Optional redemption upon the Company obtaining at least $10.0 million in commercial debt which would result in the January 2020 Note having the same priority or being treated as subordinate to the commercial debt. In such scenario, the holder can elect to request payment of all outstanding principal (with no penalty) and unpaid accrued interest.

(f) Automatic or optional redemption upon an event of default. Upon the occurrence of an event of default, the January 2020 Note will either automatically become due and payable or can become due and payable at the holder’s option (based on the nature of the event of default). Upon such acceleration, all outstanding principal (with no penalty) and unpaid accrued interest will become payable.

(g) Additional interest of 3% (or a total of 9%) upon an event of default.

In addition, in the event the holder does not convert upon an equity financing or change in control event, the noteholder may extend the maturity date of the January 2020 Note by five years beyond the original maturity date.

In addition, in the event the holder does not convert upon an equity financing, the interest rate on the January 2020 Note will automatically be adjusted to a rate of 4% per annum.

The Company assessed the embedded features within the January 2020 Note and determined that the automatic and optional conversion features upon next equity financing (share-settled redemption features), the additional interest feature and the term extension feature met the definition of a derivative and were not clearly and closely related to the host contract and required separate accounting. The Company also concluded that the conversion features did not represent beneficial conversion features.

At issuance, the Company estimated the fair value of the automatic and optional conversion features to be approximately $2.7 million. The Company’s fair value measurements are more fully described in (Note 7).

At issuance, the Company has concluded the fair value of the additional interest and term extension features was de minimis.

The terms of the convertible notes payable include certain restrictive covenants related to the Company’s ability to enter into certain transactions or agreements, pay dividends, or take other similar corporate actions.

During June 2020, the holders of the convertible notes executed amendments (the “Note Amendments”) to their respective convertible notes clarifying the planned Business Combination would qualify as a next financing, as defined in the respective convertible notes. The convertible notes would either automatically convert or convert at the holder’s option (the election of which was evidenced by entering into the Note Amendments) in connection with such next financing (in this case the Business Combination). The convertible notes would convert into shares of common stock at a conversion price equal to (i) the valuation of the Company established in connection with such next financing, divided by (ii) the total number of shares of capital stock of the Company (on a fully diluted and as-converted basis), as established in the original respective convertible notes. This conversion price would then be discounted based on the negotiated conversion discounts that were established in the noteholders’ original convertible notes. The amended terms of the Note Amendments were determined to be clarifications of the existing terms and did not result in substantially different terms. Accordingly, the Note Amendments were accounted for as modifications.

In connection with the reverse recapitalization discussed in Note 4, immediately prior to the closing of the Business Combination, the convertible notes, plus accrued paid-in-kind interest, totaling $26.8 million were converted into an aggregate of 2,336,235 shares of Legacy Hyliion common stock, which were then exchanged for an aggregate of 3,404,367 shares of the Company’s common stock on the Closing Date (see Note 4). In addition, the Company issued 1,000,000 shares of Legacy Hyliion common stock to a noteholder of the 2018 Note, Initial 2019 Notes, and January 2020 Note, with a grant date fair value of $10.00 per share in accordance with the Commercial Matters Agreement (see Note 15).

In connection with this conversion of the convertible notes, the Company recorded a loss on extinguishment of $10.2 million included within other income (expense) on the accompanying consolidated statements of operations.

Term Loan: During August 2020, the Company issued a term loan (the “Term Loan”) with a principal balance totaling $10.1 million that matured on the earlier of (i) December 15, 2020, (ii) the termination of the Business Combination or, (iii) the consummation of the Business Combination as provided in the Business Combination. In connection with the Term Loan, the Company paid $0.5 million of financing costs. The Term Loan bore interest at a rate equal to 6.5% plus the greater of (a) the Federal Funds rate plus 0.5%, (b) LIBOR Rate for a one-month interest period plus 1.0%, and (c) Prime Rate in effect on such day. While outstanding in 2020, the Term Loan bore interest at 8.5% per annum. The Term Loan plus accrued interest was repaid in full in October 2020.

Payroll Protection Program loan: During May 2020, the Company received loan proceeds in the amount of $0.9 million under the Payroll Protection Program (the “PPP”). The PPP was established as part of Coronavirus Aid, Relief, and Economic Security Act and provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the business, subject to certain limitations. The loans and accrued interest are forgivable after eight weeks so long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and so long as the borrower maintains its pre-funding employment and wage levels. Although the Company used the PPP loan proceeds for purposes consistent with the provisions of the PPP and that such usage met the criteria established for forgiveness of the loan, the Company intends to repay the PPP loan plus accrued interest. The PPP loan matures in May 2022.

Finance Lease Obligations: The Company’s debt arising from finance lease obligations primarily relates to vehicles and equipment. See Note 10 for future maturities of finance lease obligations.

Note 6. Investments

The amortized cost, unrealized gains and losses, and fair value of our investments at December 31, 2020 are summarized as follows:

		Fair Value Measurements as of December 31, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
Held-to-maturity investments
Treasury securities	$149,996	$-	$(1)	$149,995
Commercial paper	37,963	-	(15)	37,948
Corporate bonds and notes	49,892	-	(63)	49,829

Total held-to-maturity investments	$237,851	$-	$(79)	$237,772

	December 31, 2020
	Amortized Cost	Fair Value
	(in thousands)
Due in one year or less	$201,881	$201,864
Due after one year through five years	35,970	35,908

Total held-to-maturity securities	$237,851	$237,772

The Company did not have any investments at December 31, 2019.

Note 7. Fair Value Measurements – As Restated

The convertible notes payable derivative liabilities are considered a Level III measurement due to the utilization of significant unobservable inputs in the valuation. The Company utilized a scenario-based with and without valuation model to estimate the fair value of the embedded derivative features requiring bifurcation associated with the convertible notes payable at issuance, as of the December 31, 2019 reporting date, and upon the settlement of the convertible notes payable derivative liabilities in connection with the extinguishment accounting applied to the convertible notes payable (see Note 5). This valuation model is designed to utilize the Company’s best estimates of the timing and likelihood of the settlement events that are related to the embedded derivative features in order to estimate the fair value of the respective convertible notes with these embedded derivative features.

The fair value of the convertible notes with the derivative features is compared to the fair value of a plain vanilla note (excluding the derivative features), which is calculated based on the present value of the future cash flows. The difference between the two values represents the fair value of the bifurcated derivative features as of each respective valuation date.

The key inputs to the valuation models that were utilized to estimate the fair value of the convertible debt derivative liabilities include:

Input	October 1, 2020	Issuance of January 2020 Note (January 2020)	Issuance of December 2019 Note and December 31, 2019	Issuances of Initial 2019 Notes (July 2019)	Issuances of Initial 2019 Notes (June 2019)	Issuances of Initial 2019 Notes (February 2019)

Probability-weighted conversion discount	2.5 - 50.0%	50.0%	23.9 - 50.0%	24.1%	24.4%	24.4%
Remaining term (years)	0.0 - 4.3	5.0	0.7 - 4.5	5.0	2.0	2.0
Equity volatility	NA	NA	63.0 - 71.0%	74.0%	78.0%	75.0%
Risk rate[1]	19.6 - 57.7%	50.0%	27.2 - 50.0%	29.0%	26.6%	34.2%
Probability of next financing event[1]	100.0%	70.0%	70.0%	50.0%	50.0%	50.0%
Timing of next financing event[1]	10/1/2020	9/30/2020	9/30/2020	3/31/2020	3/31/2020	9/30/2019
Probability of default event[1]	0.0%	30.0%	25.0 - 30.0%	50.0%	50.0%	50.0%
Timing of default event[1]	NA	9/30/2020	9/30/2020	3/31/2020	3/31/2020	9/30/2019
Probability of sale event[1]	0.0%	0.0%	0.0 - 5.0%	0.0%	0.0%	0.0%
Timing of sale event[1]	NA	NA	9/30/2020	NA	NA	NA
Negotiation discount1 2	0.0 - 0.1%	24.2%	21.7%	0.0%	0.0%	0.0%

[1]	Represents a Level III unobservable input

[2]	Based on the terms and provisions of the December 2019 and January 2020 Notes, the valuation model incorporated this additional assumption

The key inputs to the valuation models are defined as follows:

●	The probability-weighted conversion discount is based on the contractual terms of the convertible note agreement and the expectation of the pre-money valuation of the Company as of the estimated date that the next equity financing event occurs.

●	The remaining term was determined based on the remaining time period to maturity of the related convertible note with embedded features subject to valuation (as of the respective valuation date).

●	The Company’s equity volatility estimate was based on the re-levered historical equity volatility of a selection of the Company’s comparable guideline public companies, based on the remaining term of the respective convertible notes.

●	The risk rate was the discount rate utilized in the valuation and was determined based on reference to market yields for debt instruments with similar credit ratings and terms.

●	The probabilities and timing of the next financing event and default event are based on management’s best estimate of the future settlement of the respective convertible notes.

●	The negotiation discount utilized was calculated in order to further discount the specified instruments in order to agree to the principal value of the convertible notes at issuance. The utilization of the negotiation discount reflects the fact that there was a significant need for new investment and limited availability of market participants who have interest in making investments in such companies. The presence of the additional discount reflects the higher rate of return that these investors would seek in making such investments.

The convertible notes payable derivative liabilities were settled upon the conversion of the related convertible notes during the year ended December 31, 2020 (see Note 5). The following table shows the fair value measurements of the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2020 and 2019:

	Fair Value Measurements as of December 31, 2020
	Level I	Level II	Level III	Total
Assets	(in thousands)
Cash and cash equivalents	$389,705	$-	$-	$389,705
Held-to-maturity investments:
Treasury securities	-	149,995	-	149,995
Commercial paper	-	37,948	-	37,948
Corporate bonds and notes	-	49,829	-	49,829

Total Assets	$389,705	$237,772	$-	$627,477

	Fair Value Measurements as of December 31, 2019
	Level I	Level II	Level III	Total
Liabilities	(in thousands)
Convertible notes payable derivative liabilities	$-	$-	$8,351	$8,351

Total Liabilities	$-	$-	$8,351	$8,351

The following is a rollforward of the Company’s Level III instruments (in thousands):

Balance, December 31, 2018	$2,068
Issuance of convertible notes payable derivative liabilities	7,428
Fair value adjustments	(1,145)

Balance, December 31, 2019	8,351
Issuance of convertible note payable derivative liability	2,656
Fair value adjustments	1,358
Settlement of convertible notes payable derivative liabilities	(12,365)

Balance, December 31, 2020	$-

Note 8. Capital Structure

As discussed in Note 1 and Note 4, on October 1, 2020, the Company consummated the Business Combination, which has been accounted for as a reverse recapitalization. Pursuant to the Certificate of Incorporation as amended on October 1, 2020 and as a result of the reverse recapitalization, the Company has retrospectively adjusted the Legacy Hyliion preferred shares and Legacy Hyliion common shares issued and outstanding prior to October 1, 2020 to give effect to the Exchange Ratio used to determine the number of shares of common stock of the combined entity into which they were converted.

Preferred Stock: The Company is authorized to issue 10,000,000 shares of preferred stock with a par value of $0.0001 per share. The Company’s board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, option or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. As of December 31, 2020 and 2019, there were no shares of preferred stock issued and outstanding.

Common Stock: The Company is authorized to issue 250,000,000 shares of common stock with a par value of $0.0001 per share, of which 169,316,421 and 86,762,463 shares were issued and outstanding at December 31, 2020 and 2019, respectively.

The following shares of common stock are reserved for future issuance:

Stock options issued and outstanding	6,982,497
Authorized for future grant under 2020 Equity Incentive Plan	12,937,713
19,920,210

Warrants:

Public Warrants: On March 4, 2019, TortoiseCorp completed an initial public offering that included warrants for shares of common stock (the “Public Warrants”). Each Public Warrant entitles the holder to the right to purchase one share of common stock at an exercise price of $11.50 per share. No fractional shares will be issued upon exercise of the Public Warrants. The Company may elect to redeem the Public Warrants, in whole and not in part, at a price of $0.01 per Public Warrant if (i) 30 days’ prior written notice of redemption is provided to the holders, and (ii) the last reported sale price of the Company’s common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third business day prior to the date on which the Company sends the notice of redemption to the warrant holders. Upon issuance of a redemption notice by the Company, the warrant holders have a period of 30 days to exercise for cash, or on a cashless basis. On the Closing Date, there were 11,650,458 Public Warrants issued and outstanding.

Private Placement Warrants: Simultaneous with TortoiseCorp’s initial public offering in March 2019, Tortoise Borrower purchased warrants at a purchase price of $1.00 per warrant in a private placement (the “Private Placement Warrants”). The Private Placement Warrants may not be redeemed by the Company so long as the Private Placement Warrants are held by the initial purchasers, or such purchasers’ permitted transferees. The Private Placement Warrants have terms and provisions identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period, except if the Private Placement Warrants are held by someone other than the initial purchasers’ permitted transferees, then the Private Placement Warrants are redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants. On the Closing Date, there were 6,660,183 Private Warrants issued and outstanding.

Forward Purchase Warrants: Simultaneous with the consummation of the Business Combination in October 2020, 875,000 Forward Purchase Warrants to purchase shares of common stock were issued in connection with the forward purchase agreement (See Note 4). The Forward Purchase Warrants have terms and provisions identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period, except that the Forward Purchase Warrants are subject to transfer restrictions and certain registration rights.

Because the Company’s Warrants contain provisions whereby the settlement amount varies depending upon the characteristics of the warrant holder, all warrants were determined to have liability classification at issuance, and as such, were recorded at fair value as a warrant liability in the Company’s consolidated balance sheet at the date of the merger.

On November 30, 2020, the Company issued a notice of redemption of all its outstanding Public Warrants and Forward Purchase Warrants which was completed in December 2020. However, the Private Warrants held by the initial holders thereof or permitted transferees of the initial holders were not subject to this redemption. As of December 31, 2020, all outstanding Public Warrants and Forward Purchase Warrants were either exercised or redeemed by the holder. As of December 31, 2020, the Company’s transfer agent received gross proceeds of $140.8 million corresponding to the exercise of 15,786,127 warrants. However, due to the timing of the receipt of the warrant exercise and the cash, the Company’s transfer agent issued 15,414,592 shares of common stock as of December 31, 2020. The remaining 371,535 shares of common stock were issued in January 2021. Additionally, as of December 31, 2020, the Company’s transfer agent had not yet remitted $12.0 million of the gross proceeds associated with the shares of issued common stock to the Company and is included within prepaid expenses and other current assets on the accompanying consolidated balance sheets as of December 31, 2020. There were 281,065 warrants not exercised by the end of the redemption period that were redeemed for a price of $0.01 per warrant, and subsequently cancelled by the Company. The Company made the redemption payment on these cancelled warrants in January 2021. Certain holders of the warrants elected a cashless exercise, resulting in the forfeiture of 3,118,445 shares.

Note 9. Share-based Compensation

2016 Equity Incentive Plan

For periods prior to the reverse recapitalization (See Note 4), the Hyliion Inc. 2016 Equity Incentive Plan (the “2016 Plan”), as amended in August 2017 and approved by the board of directors (the “Board”), permitted the granting of various awards including stock options (including both nonqualified options and incentive options), stock appreciation rights (“SARs”), stock awards, phantom stock units, performance awards, and other share-based awards to employees, outside directors and consultants and advisors of the Company. Only stock options have been awarded to employees, consultants and advisors under the 2016 Plan.

Legacy Options converted into an option to purchase a number of shares of common stock equal to the product of the number of shares of Legacy Hyliion common stock and the Exchange Ratio at an exercise price per share equal to the exercise price of the Legacy Option divided by the Exchange Ratio. Each exchanged option is governed by the same terms and conditions applicable to the Legacy Option prior to the Business Combination. No further grants can be made under the 2016 Plan.

The option exercise price for all grantees equals the stock’s estimated fair value on the date of the grant, after giving effect to the Exchange Ratio. The Board determined the fair value of common stock at the time of grant by considering a number of objective and subjective factors, including independent third-party valuations of the Company’s common stock, operating and financial performance, the lack of liquidity of capital stock, and general and industry-specific economic outlook, amongst other factors. The Company believes the fair value of the stock options granted to nonemployees is more readily determinable than the fair value of the services received.

The fair value of each option is estimated on the date of the grant using the Black-Scholes option-pricing model in order to measure the compensation cost associated with the award. This model incorporates certain assumptions for inputs including an expected volatility in the market value of the underlying common stock, expected term, a risk-free interest rate, and the expected dividend yield of the underlying common stock.

The following assumptions were used for options issued in the following periods:

	Years Ended December 31,
	2020	2019

Expected volatility	70.0%	70.0%
Expected term (in years)	6.1	6.1 - 10
Risk-free interest rate	1.7%	1.4 - 3.0%
Expected dividend yield	0.0%	0.0%

●	Expected volatility: The expected volatility was determined by examining the historical volatilities of a group of industry peers, as the Company did not have any trading history for the Company’s common stock.

●	Expected term: For employees, the expected term is determined using the “simplified” method, as prescribed by the SEC’s Staff Accounting Bulletin No. 107, Share-Based Payment, to estimate on a formula basis the expected term of the Company’s employee stock options which are considered to have “plain vanilla” characteristics. For nonemployees, the expected term represents the contractual term of the option.

●	Risk-free interest rate: The risk-free interest rate was based upon quoted market yields for the United States Treasury instruments with terms that were consistent with the expected term of the Company’s stock options.

●	Expected dividend yield: The expected dividend yield was based on the Company’s history and management’s current expectation regarding future dividends.

Employee and nonemployee stock options generally vest over four years, with a maximum term of ten years from the date of grant. These awards become available to the recipient upon the satisfaction of a vesting condition based on a period of service, which may be accelerated at the discretion of the Board. Share-based compensation expense is recognized on a straight-line basis over the applicable vesting period.

A summary of the status of the 2016 Plan at December 31, 2020 and 2019, and changes during the same periods is presented below:

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term

Outstanding at December 31, 2018	5,508,031	$0.11	8.7
Granted	3,213,131	0.16
Exercised	(418,033)	0.14
Cancelled or forfeited	(1,715,847)	0.13

Outstanding at December 31, 2019	6,587,282	0.13	8.2
Granted	2,797,828	0.23
Exercised	(1,112,960)	0.11
Cancelled or forfeited	(1,289,653)	0.19

Outstanding at December 31, 2020	6,982,497	$0.16	7.8

Exercisable at December 31, 2019	2,482,987	$0.10	7.2

Exercisable at December 31, 2020	3,851,486	$0.13	7.1

As of December 31, 2020, the options outstanding and exercisable have an intrinsic value of $113.8 million and $62.8 million, respectively. There were no options with an exercise price greater than the market price on December 31, 2020 to exclude from the intrinsic value computation. The intrinsic value of options exercised during the years ended December 31, 2020 and 2019 was $18.4 million and less than $0.1 million, respectively.

Share-based compensation expense for the years ended December 31, 2020 and 2019 was $0.3 million and $0.1 million, respectively. As of December 31, 2020, there was $0.4 million of unrecognized compensation cost related to share-based payments, which is expected to be recognized over the remaining vesting periods, with a weighted-average period of 2.6 years.

2020 Equity Incentive Plan

On October 1, 2020, the Company’s shareholders approved a new long-term incentive award plan (the “2020 Plan”) in connection with the Business Combination. The 2020 Plan is administered by the Board and the compensation committee. The selection of participants, allotment of shares, determination of price and other conditions are approved by the Board and the compensation committee at its sole discretion in order to attract and retain personnel instrumental to the success of the Company. Under the 2020 Plan, the Company may grant an aggregate of 12,937,713 shares of common stock in the form of nonstatutory stock options, incentive stock options, SARs, restricted stock awards, performance awards, and other awards. No grants have been authorized to date by the Company’s Board and the compensation committee under the 2020 Plan.

Note 10. Leases

The Company has operating and finance leases for its corporate office, temporary office, vehicles and equipment. In addition, the Company enters into arrangements whereby portions of the leased premises are subleased to third parties and are classified as operating leases. The following table provides a summary of the components of lease income, costs and rent, which are included within research and development and selling, general and administrative on the accompanying consolidated statements of operations:

	Years Ended December 31,
	2020	2019
	(in thousands)
Operating lease costs:
Operating lease cost	$1,389	$1,908
Short-term lease cost	42	4
Variable lease cost	(14)	(140)
Sublessor income	(326)	(421)

Total operating lease costs	$1,091	$1,351

Finance lease costs:
Amortization of right-of-use assets	$112	$112
Interest on lease liabilities	21	50

Total finance lease costs	$133	$162

Finance lease ROU assets were $0.3 million and $0.7 million as of December 31, 2020 and 2019 and accumulated amortization was $0.1 million and $0.2 million as of December 31, 2020 and 2019, respectively.

The following table provides the weighted-average lease terms and discount rates used for the Company’s operating and finance leases:

December 31, 2020
Weighted-average remaining lease term (in years):
Operating leases	5.0
Finance leases	0.3

Weighted-average discount rate:
Operating leases	9.9%
Finance leases	14.2%

The following table provides a summary of lease liability maturities for the next five years and thereafter:

	Operating	Finance
	Leases	Leases
	(in thousands)
2021	$1,269	$49
2022	1,441	-
2023	1,484	-
2024	1,529	-
2025	1,575	-
Thereafter	133	-

Total lease payments	7,431	49
Less: Imputed interest	(1,621)	-

Total lease obligations	$5,810	$49

Note 11. Property and Equipment, net

Property and equipment, net consisted of the following at December 31, 2020 and 2019:

	December 31,
	2020	2019
	(in thousands)
Production machinery and equipment	$1,751	$1,751
Vehicles	712	727
Leasehold improvements	749	670
Demo fleet systems	263	263
Office furniture and fixtures	64	28
Computers and related equipment	195	24

	3,734	3,463

Less accumulated depreciation	(2,563)	(1,828)

Property and equipment, net	$1,171	$1,635

Depreciation expense for the years ended December 31, 2020 and 2019 totaled approximately $0.8 million and $0.9 million, respectively. For the year ended December 31, 2020, less than $0.1 million and $0.7 million is included within selling, general and administrative expenses and research and development expenses on the accompanying consolidated statements of operations, respectively. For the year ended December 31, 2019, $0.1 million and $0.8 million is included within selling, general and administrative expenses and research and development expenses on the accompanying consolidated statements of operations, respectively.

Note 12. Intangible assets, net

The gross carrying amount and accumulated amortization of separately identifiable intangible assets at December 31, 2020 and 2019 are as follows:

		December 31, 2020
Intangible Asset	Useful Life	Weighted Average Remaining Life	Gross Carrying Value	Accumulated Amortization	Net
			(in thousands)
Developed technology	6 years	3.4 years	$578	$(247)	$331
Non-compete	3 years	0.4 years	5	(4)	1

			$583	$(251)	$332

	December 31, 2019
Intangible Asset	Gross Carrying Value	Accumulated Amortization	Net
	(in thousands)
Developed technology	$578	$(151)	$427
Non-compete	5	(3)	2

	$583	$(154)	$429

Total amortization expense was $0.1 million for each of the years ended December 31, 2020 and 2019 and is included within selling, general and administrative expenses on the accompanying consolidated statements of operations.

Total future amortization expense for the finite-lived intangible assets is estimated as follows (in thousands):

2021	$97
2022	97
2023	97
2024	41

$332

Note 13. Accrued Expenses and Other Current Liabilities – As Restated

Accrued expenses and other current liabilities consisted of the following at December 31, 2020 and 2019:

	December 31,
	2020 as restated	2019
	(in thousands)
Accrued professional services	$1,032	$120
Accrued compensation and related benefits	615	-
Refundable grant	175	175
Accrued liability for warrants exercised but not settled	4,282	-
Other accrued liabilities	160	205

	$6,264	$500

The accrued liability totaling $4.3 million for warrants exercised but not settled represents all warrants that were exercised as of December 31, 2020 under broker protects resulting in cash collection and share issuance being delayed until January 4, 2021.

Note 14. Income Taxes – As Restated

The income tax provision consists of the following:

	Years Ended December 31,
	2020	2019
	(in thousands)
Current tax expense (benefit):
Federal	$-	$-
State	-	-

Total current tax expense	$-	$-

Deferred tax expense (benefit):
Federal	$(8,952)	$(2,788)
State	(291)	-
Valuation allowance	9,243	2,788

Total deferred tax expense (benefit)	$-	$-

The components of deferred taxes as of December 31, 2020 and 2019 are as follows:

	Years Ended December 31,
	2020	2019
	(in thousands)
Deferred tax assets:
Federal net operating loss carryforwards	$17,265	$9,083
State net operating loss carryforwards	984	825
Operating lease obligation	1,009	1,209
R&D tax credit	481	-
Other	224	-
Property and equipment, net	29	-
Total deferred tax assets	19,992	11,117

Deferred tax liabilities:
Operating lease right of use asset, net	854	1,045
Intangible assets, net	70	90
Property and equipment, net	-	18
Other	-	139
Total deferred tax liabilities	924	1,292

Total net deferred tax assets (liabilities)	19,068	9,825

Less valuation allowance	(19,068)	(9,825)

Net deferred tax assets (liabilities)	$-	$-

The reconciliation of taxes at the federal statutory rate to the Company’s provision for income taxes for the years ended December 31, 2020, and 2019 was as follows:

	Years Ended December 31,
	2020 as restated	2019
	(in thousands)
Provision at statutory rate of 21%	$68,069	$(2,964)
Non-deductible convertible debt interest expense	227	152
Non-deductible gain related to warrant conversions	(76,293)
State tax expense	(158)
Stock options	54	15
Transaction costs	(2,947)	-
Shares issued in connection with Commercial Matters Agreement (see Notes 4, 5, and 15)	2,100	-
Other	(102)	9
R&D tax credit	(193)	-
Change in valuation allowance	9,243	2,788

	$-	$-

The net change in the total valuation allowance for the year ended December 31, 2020, was an increase of $9.2 million, (compared to an increase of $2.8 million in 2019). In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences at December 31, 2020.

The Company has federal net operating loss carryforwards of approximately $82.2 million and $43.3 million at December 31, 2020 and 2019, respectively. $10.5 million of this amount will begin to expire in 2036. The remaining $71.7 million has an indefinite carryforward period. The Company also has state net operating loss carryforwards of approximately $12.5 million and $10.5 million at December 31, 2020 and 2019. They will expire beginning in 2036. The Company also has R&D credits of $0.3 million that begin to expire in 2037. The Company’s ability to utilize a portion of its net operating loss carryforwards and credits to offset future taxable income, and tax, respectively, is subject to certain limitations under section 382 of the Internal Revenue Code upon changes in equity ownership of the Company. Due to such limitation, $2.0 million of the Company’s net operating loss and less than $0.1 million of the Company’s R&D credits will expire unused, regardless of taxable income in future years.

The Company files a United States federal income tax return, as well as income tax returns in various states. The tax returns for years 2016 and thereafter remain open for examination.

Note 15. Commitments and Contingencies

Economic Incentive Agreement: During 2018, the Company entered into an agreement with the Cedar Park Economic Development Corporation (EDC), whereby the Company will receive grants from the EDC contingent upon the Company fulfilling and maintaining certain corporate office lease and employment requirements. The specified requirements must be met on or before specific measurement dates and maintained throughout the term of the agreement, which expires effective December 31, 2024.

Should the Company fail to meet and maintain any performance requirements, all amounts received from the EDC are subject to refund. During 2018, the Company achieved the first performance requirement and received a payment of $0.2 million. During 2019, the Company continued maintaining the employment level of the first performance requirement but failed to meet the second performance requirement. As a result, the Company did not receive any additional grant funding in 2019, the agreement is subject to termination by the EDC and all amounts received are subject to refund.

As the terms of the EDC grant agreement require the Company to meet and maintain all of the performance requirements throughout the term of the agreement, the Company has not substantially met all the conditions for the grant funding received. Accordingly, the grant funding of $0.2 million received in 2018 is recorded as part of accrued expenses and other current liabilities as of December 31, 2020 and 2019 and will continue to be reflected as a currently liability until all related performance requirements have been met through the end of the agreement on December 31, 2024.

Under the agreement, the EDC has the right to file a security interest to all assets of the Company. This security interest is subordinate to the holders of the convertible notes payable with security interests.

Preferred Sourcing Arrangement and Commercial Matters Agreement: During 2018, the Company entered into a preferred sourcing arrangement, as amended (the “PSA”), with a noteholder of the 2018 Note, Initial 2019 Notes, and January 2020 Note (the “PSA Partner”). Under the terms of the PSA, so long as the PSA Partner is one of the Company’s stockholders or debtholders and for a period of five years following a change of control affecting the Company, the Company will treat the PSA Partner as the Company’s preferred source for any products that the PSA Partner manufactures or sells in preference to other competing products as long as the PSA Partner’s products meet the technical criteria established by the Company and on reasonably competitive terms. Under the PSA, the Company is allowed to purchase competing products upon the request of any customer.

In June 2020 and in conjunction with the Business Combination, the Company entered into a Commercial Matters Agreement with the PSA Partner pursuant to which, among other things, contingent and effective upon the execution of the Business Combination, the Company issued to the PSA Partner $10.0 million worth of Legacy Hyliion’s Common Stock, immediately prior to the effective time of the merger in consideration for the Note Amendments and for any future services to be provided pursuant to the terms of a services agreement to provide engineering or operational services to the Company that was entered into in June 2020. The terms of the services agreement are yet to, and may ultimately not, be negotiated and the PSA Partner is under no obligation to enter into such services agreement.

As a result, immediately prior to the consummation of the Business Combination discussed in Note 4, the Company issued 1,000,000 shares of Legacy Hyliion common stock with a fair value of $10.00 per share in exchange for future services to the Company.

Legal Proceedings: The Company is periodically involved in legal proceedings, legal actions and claims arising in the normal course of business, including proceedings relating to product liability, intellectual property, safety and health, employment and other matters. Management believes that the outcome of such legal proceedings, legal actions and claims will not have a significant adverse effect on the Company’s financial position, results of operations or cash flows.

Note 16. Net Income (Loss) Per Share – As Restated

As a result of the reverse recapitalization (see Note 4), the Company has retroactively adjusted the weighted average shares outstanding prior to October 1, 2020 to give effect to the Exchange Ratio used to determine the number of shares of common stock into which they were converted.

The following table sets forth the computation of basic and diluted net income (loss) per share of common stock for the years ended December 31, 2020, and 2019:

	Years Ended December 31,
	2020 as restated	2019
	(in thousands, except share and per share data)
Numerator:

Net income (loss) attributable to common stockholders - basic	$324,117	$(14,113)
Less: gain from change in fair value of warrant liabilities	(363,299)	-
Net loss attributable to common shareholders – diluted	$(39,182)	$(14,113)

Denominator:

Weighted average shares outstanding, basic	104,324,059	86,643,714
Weighted average shares outstanding, diluted	112,570,960	86,643,714

Net income (loss) per share, basic	$3.11	$(0.16)
Net loss per share, diluted	$(0.35)	$(0.16)

The Company included the following weighted average potential common shares in the computation of diluted net income per share for the years ended December 31, 2020, but not for the years ended December 31, 2019 because including them would have had an anti-dilutive effect:

	Years Ended December 31,
	2020 as restated	2019

Stock options, including incentive stock options and non-qualified	6,326,479	3,772,368
Common shares issuable from the exercise of warrants	1,920,426	-

Total	8,246,905	3,772,368

Note 17. Supplemental Cash Flow Information

The following table provides supplemental cash flow information for the years ended December 31, 2020 and 2019:

	Years Ended December 31,
	2020	2019
	(in thousands)
Cash paid for interest	$(144)	$(53)

Cash paid for taxes	$-	$-

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flows from operating leases	$(1,446)	$(1,255)

Operating cash flows from finance leases	$(29)	$(50)

Right-of-use assets obtained in exchange for lease obligations	$1,007	$21

The following table provides supplemental disclosures of noncash financing activities for the year ended December 31, 2020 and 2019:

	Years Ended December 31,
	2020	2019
	(in thousands)
Warrants exercised where proceeds are included within prepaid expenses and other current assets	$11,978	$-

Settlement of convertible notes payable and convertible note payable derivative liabilities	$44,039	$-

Redemption of unexercised warrants included within prepaid expenses and other current assets	$(3)	$-

Note 18. Retirement Plan

The Company has adopted a 401(k) plan to provide all eligible employees a means to accumulate retirement savings on a tax-advantaged basis. The 401(k) plan requires participants to be at least 20 years old. Plan participants may make before tax elective contributions up to the maximum percentage of compensation and dollar amount allowed under the Internal Revenue Code and are always 100% vested in their elective contributions. The Company makes discretionary employer contributions at its election. Plan participants must be employed on the last day of the year to be eligible for the employer match. Participants may defer specified portions of their compensation. The Company did not provide a match of the employee’s contribution for the years ended December 31, 2020 and 2019.